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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Envivio, Inc.
(Name of Subject Company)

Envivio, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $.001 per share

(Title of Class of Securities)

29413T1060
(CUSIP Number of Class of Securities)

Julien Signès
President and Chief Executive Officer
535 Mission Street, 27th Floor
San Francisco, California 94105
(415) 510-3400
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:
James J. Masetti
Heidi E Mayon
Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, CA 94304
(650) 233-4500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is Envivio, Inc., a Delaware corporation ("Envivio" or the "Company"). The address of Envivio's principal executive offices is 535 Mission Street, 27th Floor, San Francisco, California and its telephone number is (415) 510-3400.

Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is Envivio's common stock, par value $.001 per share (the "Shares"). As of the close of business on September 18, 2015, there were 27,733,941 Shares issued and outstanding (excluding Shares represented by Envivio SPR Shares and Envivio CSPA Shares).

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

        The name, business address and business telephone number of Envivio, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in "Item 1. Subject Company Information—Name and Address." Envivio's website address is www.envivio.com. The information on Envivio's website should not be considered a part of this Schedule 14D-9.

Tender Offer

        This Schedule 14D-9 relates to a tender offer by Cindy Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Ericsson Inc., a Delaware corporation ("Ericsson"), to purchase all of the issued and outstanding Shares at a per share purchase price of $4.10, net to the seller in cash, without interest and subject to any required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2015 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal," which, together with the Offer to Purchase, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the "Schedule TO"), filed by Purchaser and Ericsson with the Securities and Exchange Commission (the "SEC") on September 28, 2015. Copies of the Offer to Purchase and form of Letter of Transmittal are being mailed to Envivio's stockholders together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the "Merger Agreement"), dated as of September 10, 2015, by and among Envivio, Purchaser and Ericsson, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Envivio, with Envivio continuing as the surviving corporation (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Envivio, (ii) Shares owned of record by Ericsson or any of its direct or indirect wholly owned subsidiaries, including Purchaser and (iii) Shares that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been properly demanded (and not withdrawn or lost) in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL") in connection with the Merger ("Dissenting Shares")) shall be converted into the right to receive an amount in cash equal to the Offer Price of $4.10, without interest and subject to any required withholding taxes (the "Merger Consideration"). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Purchaser's obligation to accept for payment and to pay for all Shares validly tendered into the Offer and not withdrawn is not subject to a financing condition. It is conditioned upon, however, among other things, (i) that at least one Share more than 50% of the sum of the total outstanding Shares, plus the number of Shares issuable upon vesting, conversion, settlement or exercise of all outstanding options, warrants and securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (regardless of the conversion or exercise price or other terms and conditions thereof) (the "Minimum Tender Condition"), (ii) the absence of a material adverse effect on Envivio and (iii) certain other conditions outlined in Annex I to the Merger Agreement (collectively, the "Offer Conditions"). Ericsson and Purchaser can waive some of the conditions to the Offer without the consent of Envivio but cannot, however, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend, modify or supplement any of the terms of the offer or the Offer Conditions in a manner that adversely affects holders of Shares generally, (vi) amend, modify or waive the Minimum Tender Condition, or (vii) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement. The treatment of equity awards under Envivio's benefit plans, including stock options, restricted stock units and stock purchase rights, is discussed below in "Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between Envivio and its Executive Officers, Directors and Affiliates."

        The initial expiration time of the Offer is 12:00 midnight, New York City time, at the end of the day on October 26, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, and the Merger Agreement.

        As set forth in the Schedule TO, the address of the principal executive offices of each of Ericsson and Purchaser is 6300 Legacy Drive, Plano, Texas 75024, and their telephone number is (972) 583-1839.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Envivio, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Envivio or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Ericsson, Purchaser or their respective executive officers, directors or affiliates. The board of directors of Envivio (the "Envivio Board") was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Ericsson and Purchaser and their Affiliates

Merger Agreement

        On September 10, 2015, Envivio, Ericsson and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

        The Merger Agreement governs the contractual rights among Envivio, Ericsson and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Envivio's stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Envivio, Ericsson or Purchaser made in Envivio's public reports filed with the SEC. The Merger Agreement contains representations and warranties made by Envivio to Ericsson and Purchaser and representations and warranties made by Ericsson and Purchaser to Envivio. The assertions embodied in the representations and warranties in the Merger Agreement are qualified by information in confidential disclosure schedules provided by Envivio to Ericsson and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among Envivio, Ericsson and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Envivio, Ericsson or Purchaser. Envivio's stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Envivio, Ericsson, Purchaser or any of their respective subsidiaries or affiliates.

        The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

        In connection with the Merger Agreement, on September 10, 2015, Ericsson and Purchaser entered into Tender and Support Agreement (the "Tender Agreement") with entities affiliated with Crescendo Ventures, Sageview Capital and Harbourvest International Private Equity Partners (the "Tendering Stockholders"), pursuant to which the Tendering Stockholders agreed, among other things, to validly and irrevocably tender pursuant to the Offer all Shares held by them, which represented, in the aggregate, approximately 34% of all outstanding Shares on such date (assuming no exercise of outstanding equity awards).

        Pursuant to the Tender Agreement, the Tendering Stockholders have agreed to, among other things, as promptly as practicable after the commencement of the Offer, and in any event no later than the tenth business day following the commencement of the Offer, validly and irrevocably tender pursuant to the Offer all of the Shares owned by the Tendering Stockholders at such time, free and clear of all claims, liens, encumbrances and security interests of any nature whatsoever that would prevent the Tendering Stockholders from tendering their Shares in accordance with the Tender Agreement or otherwise complying with their obligations under the Tender Agreement.

        If the Tendering Stockholders acquire any Shares after the tenth business day following the commencement of the Offer, the Tendering Stockholders have agreed to validly tender pursuant to the Offer such Shares within two business days thereof, or if earlier prior to the expiration time. The Tendering Stockholders have agreed that after the Shares are tendered pursuant to the Offer, the Tendering Stockholders will not withdraw tendered Shares unless (i) the Tender Agreement is terminated in accordance with its terms, (ii) the Offer is terminated, withdrawn or expired, or (iii) the Merger Agreement is terminated pursuant to its terms.

        The Tender Agreement will automatically terminate on the earliest of: (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time or the acceptance for payment by Purchaser of all of the Shares validly tendered pursuant to the Offer and not properly withdrawn, (iii) upon mutual written consent of the parties to terminate the Tender Agreement, or (iv) the date of any modification, waiver or amendment to any provision of the Merger Agreement as in effect on the date hereof in a manner that reduces the amount or changes the form of consideration payable thereunder to such Stockholder.

        The representations, warranties and covenants contained in the Tender Agreement were made only for the purposes of the Tender Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Tender Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Tender Agreement.

        The foregoing summary and description of the Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

        On March 1, 2015, Telefonaktiebolaget LM Ericsson (publ) and Envivio entered into a confidentiality agreement (the "Confidentiality Agreement") in connection with Ericsson's consideration of a possible transaction with or involving Envivio. Under the terms of the Confidentiality Agreement, Ericsson agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Envivio for a period lasting three years. The Confidentiality Agreement also contains a standstill provision which prohibits Ericsson from acquiring shares of Envivio stock, soliciting proxies, making a tender offer or forming a "group" as defined in the Securities Act of 1934, without the consent of Envivio for a period of six months. The Confidentiality Agreement contains a non-solicitation provision prohibiting each party from, either directly or indirectly, soliciting for employment or otherwise contracting for the services of any employee of the other party for a period of 18 months from the date of the Confidentiality Agreement, subject to certain exceptions.

        The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement which is filed as Exhibit (e)(3) and is incorporated herein by reference.

Arrangements between Envivio and its Executive Officers, Directors and Affiliates

        Envivio's executive officers and the members of Envivio's Board may be deemed to have interests in the transactions contemplated by the Merger Agreement (the "Transactions") that may be different from or in addition to those of Envivio's stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, along with other matters described below in "Item 4. The Solicitation or Recommendation—Reasons for Recommendation," in reaching its decision to approve the Merger Agreement and the Transactions and recommend that Envivio's stockholders accept the Offer, and tender their Shares to Purchaser pursuant to the Offer.

        For further information with respect to the arrangements between Envivio and its executive officers, directors and affiliates described in this Item 3, please also see "Item 8. Additional Information—Golden Parachute Compensation" below.

Cash Payable for Outstanding Shares Pursuant to the Offer

        The directors and executive officers of Envivio or their affiliates who tender the Shares owned by them for purchase pursuant to the Offer, upon Purchaser's purchase of the Shares tendered and not properly withdrawn pursuant to the Offer, will receive the same cash consideration subject to the same terms and conditions as the other stockholders of Envivio. The directors and executive officers of Envivio and their affiliates owned, in the aggregate, approximately 6,172,126 Shares as of September 18, 2015 (or approximately 22.2% of all outstanding Shares as of such date), excluding Shares issuable to such stockholders after the date of this Schedule 14D-9 and prior to the Effective Time upon vesting of restricted stock units and options to purchase Shares (whether or not vesting or exercisable within 60 days of September 18, 2015), which are discussed below. If the directors and executive officers and their affiliates were to tender all 6,172,126 of these Shares for purchase pursuant to the Offer, and these Shares were accepted for payment and purchased by Purchaser, then, assuming closing of the Merger, or the Effective Time, occurred on September 18, 2015, the directors and officers and their affiliates would receive an aggregate of $25,305,717 in cash pursuant to tenders of those Shares pursuant to the Offer.

        The table below sets forth the number of Shares held by the directors and executive officers of Envivio on September 18, 2015, excluding Shares issuable to such stockholders upon vesting of restricted stock units and upon exercise of options to purchase Shares (whether or not vesting or exercisable within 60 days of September 18, 2015), and the amount of cash consideration they would receive for those Shares if they were to tender all of those Shares for purchase pursuant to the Offer and those Shares were accepted for payment and purchased by Purchaser.

	Number of Shares Owned		Value of Shares Owned($)
Executive Officers:
Julien Signès	2,350		9,635
Erik E. Miller	—		—
Anne M. Lynch	—		—
Non-Employee Directors:
Michael LaJoie	—		—
Corentin du Roy de Blicquy(1)	25,825	(1)	105,883
Marcel Gani	145,077		594,816
Edward Gilhuly(2)	2,633,477	(2)	10,797,256
Terry D. Kramer	50,577		207,366
R. David Spreng(3)	3,314,820	(3)	13,590,762

(1)
Excludes 3,639,939 shares held by HarbourVest International Private Equity Partners V-Direct Fund L.P. Mr. du Roy de Blicquy is an employee of HarbourVest Partners (U.K.) Limited, a subsidiary of HarbourVest Partners, LLC, the managing member of the general partner of the general partner of HarbourVest International Private Equity Partners V-Direct Fund L.P. Mr. du Roy de Blicquy does not have voting power or dispositive rights over shares held by HarbourVest International Private Equity Partners V-Direct Fund L.P. and disclaims beneficial ownership of the shares held by HarbourVest International Private Equity Partners V-Direct Fund L.P.

(2)
Consists of shares held by entities affiliated with Sageview Capital, for which Mr. Gilhuly may be deemed a beneficial owner.

(3)
Consists of 3,314,820 shares held by entities affiliated with Crescendo Ventures, for which Mr. Spreng may be deemed a beneficial owner.

Treatment of Envivio Equity Awards

Treatment of Options

        Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding option to purchase shares of Envivio common stock that is vested and unexercised immediately prior to the Effective Time ("Envivio Vested Options") with an exercise price per share less than the Merger Consideration will be cancelled and converted into and represent the right to receive an amount in cash, without interest and subject to any applicable tax withholding, equal to the product of (A) the excess, if any, of (i) the Offer Price over (ii) the exercise price per share of such Envivio Vested Option, and (B) the number of Shares underlying such Envivio Vested Option. The payment, if any, in cancellation and settlement of each Envivio Vested Option will be payable in a lump sum as soon as reasonably practicable after the Effective Time (but no later than the earlier of the second payroll period after the Effective Time or December 31st of the year during which the Effective Time occurs).

        At the Effective Time, each outstanding option to purchase shares of Envivio common stock that is unvested or unexercisable immediately prior to the Effective Time ("Envivio Unvested Options") with an exercise price per share less than the Merger Consideration will be cancelled and converted into a substitute right or award to receive an amount in cash, without interest and subject to any applicable tax withholding, equal to the product of (A) the excess, if any, of (i) the Offer Price over (ii) the exercise price per share of such Envivio Unvested Option, and (B) the number of Shares underlying such Envivio Unvested Option. The payment, if any, with respect to such substitute right or award will be payable in a lump sum no less frequently than on a semi-annual basis on or after the date that such Envivio Unvested Option would have otherwise vested and become exercisable in accordance with its terms (and in any event not later than the earlier of (1) December 31st of the year during which such vesting date occurs or (2) the date of termination for any such employee) but only if such conditions to vesting are satisfied prior to such vesting date. In the event the employment or service of the holder of such Envivio Unvested Option is terminated by the surviving corporation and its affiliates prior to such vesting date under conditions that would have accelerated the vesting of such Envivio Unvested Option had it remained outstanding, then such vesting shall be accelerated as of the date of such termination of employment or service.

        If an Envivio Vested Option or Envivio Unvested Option has a per share exercise price equal to or greater than the Merger Consideration then it will be cancelled without consideration at the Effective Time.

Treatment of Restricted Stock Units

        Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding Envivio restricted stock unit to the extent vested ("Envivio Vested RSU"), will automatically be cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable tax withholding, equal to the product of (A) the Offer Price and (B) the number of Shares underlying such Envivio Vested RSU. The payment, if any, in cancellation and settlement of each Envivio Vested RSU will be payable in a lump sum as soon as reasonably practicable after the Effective Time (but no later than the earlier of the second payroll period after the Effective Time or December 31st of the year during which the Effective Time occurs).

        At the Effective Time, each outstanding unvested Envivio restricted stock unit ("Envivio Unvested RSU") will automatically be converted into a substitute right or award to receive an amount in cash, without interest and subject to any applicable tax withholding, equal to the product of (A) the Offer Price and (B) the number of Shares underlying such Envivio Unvested RSU. The payment, if any, with respect to such substitute right or award with respect to each outstanding Envivo Unvested RSU will be payable in a lump sum no less frequently than on a semi-annual basis on or after the date that such Envivio Unvested RSU would have otherwise vested in accordance with its terms (and in any event not later than the earlier of (1) December 31st of the year during which such vesting date occurs or (2) the date of termination for any such employee) but only if such conditions to vesting are satisfied prior to such vesting date. In the event the employment or service of the holder of such Envivio Unvested RSU is terminated by the surviving corporation and its affiliates prior to such vesting date under conditions that would have accelerated the vesting of such Envivio Unvested RSU had it remained outstanding, then such vesting will be accelerated as of the date of such termination of employment or service.

Treatment of Envivio SPR Shares

        At the Effective Time, each Envivio stock purchase right ("Envivio SPR Share") whether or not subject to a right of repurchase by the Company pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to Envivio in respect of such Envivio SPR Shares, will automatically be cancelled and converted into the right to receive an amount in cash without interest and subject to any applicable tax withholding, equal to the excess, if any of (A) the product of (1) the Offer Price and (2) the number of Envivio SPR Shares held by such holder immediately prior to the Effective Time, over (B) the aggregate amount of principal and interest outstanding as of the Effective Time under the corresponding promissory note(s) issued by such holder to Envivio in respect of such Envivio SPR Shares.

        In the event the aggregate amount of principal and interest outstanding as of the Effective Time under the corresponding promissory note(s) issued by such holder to Envivio in respect of such Envivio

SPR Shares is equal to or greater than the product of (x) the Offer Price and (y) the number of Envivio SPR Shares held by such holder as of immediately prior to the Effective Time, no cash payment shall be made in respect of such cancellation.

        The payment, if any, that is subject to a right of repurchase pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to the Company in respect of such Envivio SPR Share as of the Effective Time shall be payable (without any crediting of interest for the period from the Effective Time through the date of payment) in a lump sum no less frequently than on a semi-annual basis after the date that such outstanding Envivio SPR Share would otherwise no longer be subject to a right of repurchase by the Company pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to the Company in respect of such Envivio SPR Share in accordance with their respective terms (and in any event not later than March 15th of the year following such date) but only if such conditions to vesting (or lapsing of repurchase rights with respect thereto) are satisfied prior to such date.

        The payment, if any, for any outstanding Envivio SPR Share that is no longer subject to a right of repurchase will be payable in a lump sum as soon as reasonably practicable after the Effective Time. The payment, if any, for each outstanding Envivio SPR Share that is subject to a right of repurchase pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to the Company in respect of such Envivio SPR Share as of the Effective Time shall be payable (without any crediting of interest for the period from the Effective Time through the date of payment) in a lump sum no less frequently than on a semi-annual basis after the date that such outstanding Envivio SPR Share would otherwise no longer be subject to a right of repurchase by the Company pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to the Company in respect of such Envivio SPR Share in accordance with their respective terms (and in any event not later than March 15th of the year following such date) but only if such conditions to vesting (or lapsing of repurchase rights with respect thereto) are satisfied prior to such date. In the event the employment or service of the holder of such Envivio SPR Share is terminated by the surviving corporation and its affiliates prior to such date under conditions that would have accelerated the vesting of such Envivio SPR Share (or repurchase rights with respect thereto) had it remained outstanding, then such vesting (lapsing of repurchase rights with respect thereto) shall be accelerated as of the date of such termination of employment or service.

Treatment of Envivio CSPA Shares

        At the Effective Time, each Envivio common stock purchase agreement ("Envivio CSPA Share"), whether or not subject to a right of repurchase by Envivio pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to Envivio in respect of such Envivio CSPA Shares will be cancelled. From and after the Effective Time, each holder of Envivio CSPA Shares will have only the right to receive an amount in cash without interest and subject to any applicable tax withholding equal to the excess, if any of (A) the product of (1) the Offer Price and (2) the number of Envivio CSPA Shares held by such holder as of immediately prior to the Effective Time, over (B) the aggregate amount of principal and interest outstanding as of the Effective Time under the corresponding promissory note(s) issued by such holder to the Envivio in respect of such Envivio CSPA Shares.

        In the event the aggregate amount of principal and interest outstanding as of the Effective Time under the corresponding promissory note(s) issued by such holder to the Envivio in respect of such Envivio CSPA Shares is equal to or greater than the product of (x) the Offer Price and (y) the number of Envivio CSPA Shares held by such holder as of immediately prior to the Effective Time, no cash payment shall be made in respect of such cancellation.

        The payment, if any, for each outstanding Envivio CSPA Share that is no longer subject to a right of repurchase by Envivio pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to the Envivio in respect of such Envivio CSPA Share as of the Effective Time will be payable in a lump sum soon as reasonably practicable after the Effective Time. The payment, if any, for each outstanding Envivio CSPA Share that is subject to a right of repurchase by Envivio pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to Envivio in respect of such Envivio CSPA Share as of the Effective Time will be payable in a lump sum no less frequently than on a semi-annual basis after the date that such outstanding Envivio CSPA Share would otherwise no longer be subject to a right of repurchase by Envivio pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to Envivio in respect of such Envivio CSPA Share in accordance with their respective terms (and in any event not later than March 15th of the year following such date) but only if such conditions to vesting are satisfied prior to such date. In the event the employment or service of the holder of such Envivio CSPA Share is terminated by the surviving corporation and its affiliates prior to such date under conditions that would have accelerated the vesting of such Envivio CSPA Share (or repurchase rights with respect thereto) had it remained outstanding, then such vesting (lapsing of repurchase rights with respect thereto) shall be accelerated as of the date of such termination of employment or service.

Payments to be Received by Named Executive Officers and Directors for Outstanding Equity Awards

        The table below sets forth, for each of our executive officers and directors holding Envivio options with an exercise price per share less than the Merger Consideration ("In-the-Money Options") and Envivio Restricted Stock Units ("Envivio RSUs") that will vest as a result of the Transactions as of September 18, 2015, (i) the aggregate number of Shares subject to such In-the-Money Options and Envivio RSUs and (ii) the value of cash amounts payable in respect of such In-the-Money Options and Envivio RSUs on a pre-tax basis at the Effective Time. There are no Envivio SPA Shares or Envivio CSPA Shares held by any of Envivio's named executive officers or directors. The amounts below reflect the acceleration of unvested equity awards upon a "single trigger" event pursuant to the Change of Control Severance Arrangements described in this section below under the heading "Change of Control Severance Arrangements" or as a result of the Transactions.

	Vested In-the-Money Options			Unvested In-the-Money Options				Restricted Stock Units
Name	Number of Shares Underlying Vested In-the-Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Vested In-the-Money Options	Number of Shares Underlying Unvested In-the-Money Options	Weighted- Average Exercise Price Per Share	Cash Spread Value of Unvested In-the-Money Options	Total Option Cash Spread Value	Number of Shares Underlying Restricted Stock Units	Total Cash Value of Restricted Stock Units
Julien Signès	1,209,407	$1.19	$3,518,038	165,752	$2.47	$270,620	$3,788,658	—	—
Erik E. Miller	314,464	$1.25	$897,699	205,621	$2.16	$398,131	$1,295,830	—	—
Anne M. Lynch	170,113	$1.77	$396,270	143,540	$2.12	$284,825	$681,095	—	—
Corentin du Roy de Blicquy	—	—	—	—	—	—	—	28,571	$117,141
Marcel Gani	—	—	—	—	—	—	—	28,571	$117,141
Edward Gilhuly	—	—	—	—	—	—	—	28,571	$117,141
Terry D. Kramer	—	—	—	—	—	—	—	28,571	$117,141
Michael LaJoie	117,457	$1.32	$326,530	—	—	—	$326,530	—	—
R. David Spreng	—	—	—	—	—	—	—	28,571	$117,141
All Executive Officers and Directors as a group (9 persons)	1,811,441	$1.26	$5,138,538	514,913	$2.25	953,576	$6,092,114	142,855	$585,705

        From time to time in the past, the Envivio Board communicated with Mr. Signès that the Board was monitoring closely overall corporate performance of Envivio as well as his individual performance. As a result of Envivio's performance in the second half of fiscal 2015, the Envivio Board notified Mr. Signès that it was evaluating potential changes to management, including a potential change in his role with Envivio. Prior to entering into the Merger Agreement, however, the Envivio Board had not made a final determination on whether to make any changes to management. Mr. Signès' knowledge of the Envivio Board's evaluation of potential changes to management, including his own role, may provide him with interests that differ from, or are in addition to, those of Stockholders generally.

Change of Control Severance Arrangements

        Each of Envivio's executive officers is party to a Change of Control Severance Agreement (the "Severance Agreements") with Envivio that provides that upon a change of control each of Envivio's named executive officers are entitled to immediate acceleration of a portion of all their unvested equity compensation, unless otherwise provided in an applicable equity award agreement. In the case of Mr. Signès, vesting will be accelerated so that no less than 75% of the total number of shares subject to the award are vested, and if applicable, exercisable, with the unvested balance of the award to vest no later than the one year anniversary of the change of control, subject to Mr. Signès continued employment. In the case of Mr. Miller and Ms. Lynch, vesting will be accelerated so that 25% of the then unvested shares subject to the awards shall vest.

        If a named executive officer's employment with Envivio terminates as a result of an involuntary termination within 18 months following a change of control, the named executive officer is entitled to:

  •
  the payment of accrued salary and vacation;

  •
  immediate acceleration of all unvested equity compensation to the extent such options are then outstanding and were outstanding at the time of the change of control;

  •
  cash payments equal to (i) in the case of Mr. Signès, his then-current base salary for 18 months, plus one and one-half times his target annual bonus for the year in which the termination occurs; and (ii) in the case of Mr. Miller and Ms. Lynch, such officer's then-current base salary for 12 months, plus one times such officer's target annual bonus for the year in which the termination occurs;

  •
  any earned but unpaid annual bonus for any annual bonus period which had ended prior to termination; and

  •
  continuation of company-paid premiums for COBRA continuation coverage for up to 18 months for Mr. Signès and up to 12 months for our Mr. Miller and Ms. Lynch.

        "Change of Control" is defined as the occurrence of any of the following events:

            (i)  the approval by the stockholders of a plan of complete liquidation or dissolution of Envivio or the closing of a sale or disposition by Envivio of all or substantially all of Envivio's assets, other than a sale or disposition to a subsidiary of Envivio or to an entity, the voting securities of which are owned by Envivio stockholders in substantially the same proportions as their ownership of Envivio's voting securities immediately prior to such sale or disposition;

           (ii)  a merger or consolidation of Envivio with any other corporation, other than a merger or consolidation which would result in the voting securities of Envivio outstanding immediately prior thereto continuing to represent directly or indirectly (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent of the total voting power represented by the voting securities of Envivo or such surviving entity outstanding immediately after such merger or consolidation;

          (iii)  any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becoming the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of Envivio representing fifty percent or more of the total voting power represented by Envivio's then outstanding voting securities; or

          (iv)  a change in the composition of the Board, as a result of which fewer than a majority of the directors are Incumbent Directors. "Incumbent Directors" means directors who either (A) are directors of Envivio as of the date hereof or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of those directors whose election or nomination was not in connection with any transactions described in subsections (i), (ii) or (iii), or in connection with an actual or threatened proxy contest relating to the election of directors of Envivio.

        Notwithstanding the foregoing, the term "Change of Control" will not be deemed to have occurred if Envivio files for bankruptcy protection, or if a petition for involuntary relief is filed against Envivio.

        "Involuntary Termination" is defined as:

            (i)  without executive's express written consent, a material diminution in executive's authorities, duties or responsibilities relative to executive's authority, duties or responsibilities in effect immediately prior to the Change of Control (provided that for this purpose, executive's authority, duties and responsibilities will not be deemed to be materially diminished if following a Change of Control executive retains the same authority, duties and responsibilities with respect to Envivio business or the business with which such business is operationally merged or subsumed (as, for example, where executive remains the Chief Executive Officer of the surviving company following a Change of Control, but is not made the Chief Executive Officer of the acquirer);

           (ii)  without executive's express written consent, a reduction of more than 10% of executive's total targeted cash compensation assuming target achievement immediately prior to the Change of Control, except that neither a reduction proportionate to reductions imposed on all other members of the Envivio's executive management as part of a cost reduction effort nor a reduction of executive's total targeted cash compensation due to a change of duties as a result of disability will constitute an Involuntary Termination;

          (iii)  without executive's express written consent, the relocation of executive's principal place of employment to a facility or a location more than 35 miles from its location immediately prior to the Change of Control;

          (iv)  any termination of executive which is not effected for Cause; or

           (v)  the failure of Envivio to obtain the assumption of this Agreement or any other agreement between Envivio and executive by any successors.

        A termination will not be considered an "Involuntary Termination" unless executive provides written notice of the condition described in subsections (i), (ii), (iii) or (v) above within 90 days after the initial existence of such condition, Envivio fails to remedy the condition within 30 days following the receipt of such notice, and executive terminates employment within the 90 day period beginning with the delivery of the notice. A termination due to death or disability will not be considered an Involuntary Termination.

        In the event that any of the severance benefits provided for under the Severance Agreement or otherwise payable to the executive officers would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended and could be subject to the related excise tax, the Severance Agreements provide that the executive officers will be entitled to receive either full payment of such severance and other benefits under their applicable arrangements, or such lesser amount which would result in no portion of such benefits being subject to the excise tax pursuant to Section 4999 of the Code, whichever results in the greater amount of after-tax benefits to the executive officer. The Severance Agreements do not require Envivio to provide any tax gross-up payments.

        The Severance Agreements contain a one-year post-termination non-solicitation covenant.

        As of the date of this Schedule 14D-9, Ericsson has not finalized any arrangements with the executive officers of Envivio with respect to continued employment with Ericsson following the effective time of the Merger.

        The foregoing summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to the Change of Control Severance Agreements with each of the executive officers, which are filed as Exhibits (e)(6)(A)-(e)(6)(C) hereto and are incorporated herein by reference.

Director Compensation Related to the Transactions

        Each of the outstanding equity awards held by our non-employee directors provide for 100% vesting upon a change of control and will accelerate in full upon completion of the Merger.

        On September 9, 2015, the Compensation Committee of Envivio's Board approved an increase in the annual retainer cash compensation to be paid to Envivio's Chairman of the Board from $50,000 per year to $250,000 per year, effective as of June 11, 2015. Such amount is paid on a quarterly basis; provided that a minimum payment for services rendered as the Chairman of the Board from the period commencing on May 1, 2015 and ending immediately prior to the earlier of December 31, 2015 or the consummation of this Offer shall be $167,667. Any accrued cash compensation will be paid to the Chairman of the Board immediately prior to the consummation of the Offer.

Director and Officer Exculpation, Indemnification and Insurance

        Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

        Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of Envivio—by reason of the fact that the person is or was a director, officer, agent or employee of Envivio, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (ii) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of Envivio, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of Envivio as well but only to the extent of defense expenses, including attorneys' fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to Envivio, unless the court believes that in light of all the circumstances indemnification should apply.

        Envivio also has entered into indemnity agreements with each of its directors and executive officers. These agreements generally require Envivio to indemnify its directors and executive officers against all expenses (including reasonable attorneys' fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, judgments, fines, penalties and amounts paid in settlement) incurred by such director or executive officer because he is, or is threatened to be made, a party to or a participant (as a witness or otherwise) in any threatened, pending, or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the right of Envivio or otherwise and whether of a civil, criminal, administrative or investigative nature, in which such director or executive officer was, is or will be involved as a party or otherwise by reason of the fact that he is or was a director or officer of Envivio or by reason of the fact that he is or was serving at the request of Envivio as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of any other enterprise, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of Envivio. Notwithstanding the foregoing, Envivio is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale by such director or executive officer of securities of Envivio within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or similar provisions of state statutory law or common law, or prior to a change in control, in connection with any proceeding initiated by such director or executive officer, including any proceeding initiated against Envivio or its directors, officers, employees or other indemnitees, and certain other situations. Under the indemnity agreements, all reasonable expenses incurred by one of Envivio's directors or executive officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by Envivio within 30 days after receipt of a written request for an advance of expenses, and such director or executive officer shall be deemed to have made an undertaking to repay the advance to the extent that it is ultimately determined that he is not entitled to be indemnified by Envivio under his or her indemnity agreement, the bylaws, the DGCL or otherwise. The indemnity agreements also set forth certain procedures that will apply in the event any of Envivio's directors or executive officers brings a claim for indemnification under his or her indemnity agreement. This description of the indemnity agreements entered into between Envivio and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(10) hereto, which is incorporated herein by reference.

        The Merger Agreement provides that from and after the Effective Time until the sixth anniversary of the Effective Time, the surviving corporation will fulfill and honor the obligations of Envivio and its subsidiaries to their respective present and former directors and officers under any indemnification agreements with Envivio and its subsidiaries made available to Ericsson prior to the date of the Merger Agreement and any indemnification or advancement provisions under Envivio's or such subsidiary's certificate of incorporation or bylaws (or equivalent organizational documents) as in effect on the date of the Merger Agreement with respect to their acts and omissions as directors and officers of Envivio or such subsidiary occurring prior to the Effective Time, in each case, subject to applicable law. The Merger Agreement further provides that the certificate of incorporation and bylaws of the surviving corporation will contain provisions with respect to advancement, exculpation and indemnification that are at least as favorable in the aggregate to the present and former directors and officers of Envivio and its subsidiaries as those contained in the certificate of incorporation and bylaws of Envivio or its subsidiaries (or equivalent organizational documents) as in effect on the date of the Merger Agreement, and, unless required by applicable law, such provisions cannot be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that adversely affects the rights thereunder of the present and former directors and officers of Envivio and its subsidiaries, unless such modification is required by applicable law.

        The Merger Agreement further provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will maintain in effect, the existing policy of directors' and officers' liability insurance, employment practices liability and fiduciary liability insurance maintained by Envivio and any of its subsidiaries as of the date of the Merger Agreement (the "D&O Insurance") or provide substitute policies of comparable coverage. However, the surviving corporation will not be required to pay annual premiums for the D&O Insurance (or for any substitute or "tail" policies) in excess of 250% of the aggregate annual premium for the D&O Insurance, and if any future annual premiums for the D&O Insurance (or any substitute policies) exceed 250% of the most recently paid annual premium for the D&O Insurance, the surviving corporation will be entitled to reduce the amount of coverage of the D&O Insurance to the amount of coverage obtainable for a premium equal to 250% of such amount. In lieu of providing the D&O Insurance described above, Ericsson may obtain a prepaid "tail" or "runoff" insurance policy of comparable coverage that provide for coverage for a period of six years with respect to claims provided that the amount paid for such policies does not exceed 300% of the current annual premium.

        The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, are intended to benefit the present and former officers and directors of Envivio and its subsidiaries, will be binding on all successors and assigns of the surviving corporation and Ericsson, and will be enforceable by each present and former officers and directors of Envivio and its subsidiaries.

Beneficial Ownership Table

        The following table sets forth certain information with respect to the beneficial ownership of Envivio's common stock as of September 18, 2015 without giving effect to the acceleration of any equity awards as a result of the Transactions for:

  •
  each person who Envivio know beneficially owns more than 5% of Envivio's common stock;

  •
  each of Envivio's directors;

  •
  each of Envivio's executive officers; and

  •
  all of Envivio's directors and executive officers as a group.

        Envivio has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, Envivio believes, based on the information furnished to Envivio, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

        Applicable percentage ownership is based on 27,733,941 shares of common stock outstanding (excluding shares represented by Envivio SPR Shares and Envivio CSPA Shares) at September 18, 2015. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, Envivio deemed to be outstanding all shares of common stock subject to options, restricted stock units or other convertible securities held by that person or entity that are currently exercisable or exercisable or vesting within 60 days of September 18, 2015. Envivio did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise noted below, the address of each beneficial owner listed in the table is: c/o Envivio, Inc., 535 Mission Street, 27th Floor, San Francisco, California 94105.

	Number of Shares Beneficially Owned(1)
	Shares	Percentage
Named Executive Officers and Directors
Julien Signès(2)	910,701	3.2%
Erik E. Miller(3)	254,943	*
Anne M. Lynch(4)	129,706	*
Michael LaJoie(5)	19,576	*
Corentin du Roy de Blicquy(6)	50,577	*
Marcel Gani(7)	195,577	*
Edward Gilhuly(8)	2,633,477	9.5%
Terry D. Kramer(9)	90,577
R. David Spreng(10)	3,370,397	12.1%
All Executive Officers and Directors as a group (9 persons)(11)	7,655,531	26.3%
5% Stockholders
Entities affiliated with Omnes Capital, S.A.S.(12)	2,133,352	7.7%
Entities affiliated with Crescendo Ventures(13)	3,314,820	12.0%
HarbourVest International Private Equity Partners V-Direct Fund L.P.(14)	3,639,939	13.1%
Entities affiliated with Sageview Capital Master, L.P.(15)	2,633,477	9.4%
Cannell Capital LLC(16)	1,695,484	6.1%

*
Less than 1%

(1)
Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes options to purchase shares of Common Stock exercisable within 60 days of September 18, 2015. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)
Includes 810,779 shares subject to options which are exercisable within 60 days of September 18, 2015.

(3)
Consists of shares subject to options which are exercisable within 60 days of September 18, 2015.

(4)
Consists of shares subject to options which are exercisable within 60 days of September 18, 2015.

(5)
Consists of shares subject to options which are exercisable within 60 days of September 18, 2015.

(6)
Consists of shares subject to options which are exercisable within 60 days of September 18, 2015. Excludes 3,639,939 shares held by HarbourVest International Private Equity Partners V-Direct Fund L.P. Mr. du Roy de Blicquy is an employee of HarbourVest Partners (U.K.) Limited, a subsidiary of HarbourVest Partners, LLC, the managing member of the general partner of the general partner of HarbourVest International Private Equity Partners V-Direct Fund L.P. Mr. du Roy de Blicquy does not have voting power or dispositive rights over shares held by HarbourVest International Private Equity Partners V-Direct Fund L.P. and disclaims beneficial ownership of the shares held by HarbourVest International Private Equity Partners V-Direct Fund L.P. Reference is hereby made to footnote 14.

(7)
Includes 50,000 shares subject to options which are exercisable within 60 days of September 18, 2015.

(8)
Consists of shares held by entities affiliated with Sageview Capital. Reference is hereby made to footnote 15.

(9)
Includes 40,000 shares subject to options which are exercisable within 60 days of September 18, 2015.

(10)
Includes 10,500 shares subject to options which are exercisable within 60 days of September 18, 2015. Also includes 3,314,820 shares held by entities affiliated with Crescendo Ventures. Reference is made to footnote 13.

(11)
Includes an aggregate of 1,403,076 shares subject to options which are exercisable within 60 days of September 18, 2015.

(12)
Based on a Schedule 13G filed May 21, 2014, 1,808,543 shares are beneficially owned by FCPR CLV1 and 324,809 shares are beneficially owned by CLVC, S.A. Voting and dispositive power over the shares held by FCPR CLV 1 and CLVC, S.A. is exercised by Omnes Capital, S.A.S., their management company, in application of the decisions of the investment committees of FCPR CLV 1 and CLVC, S.A. The principal business address of Omnes Capital, FCPR CLV1 and CLVC, S.A. is 37-41, Rue du Rocher, 75008 Paris, France.

(13)
According to a Schedule 13G filed May 31, 2013, includes 437,604 shares held by Crescendo Holdings IV, LLC, 10,263 shares held by Crescendo IV Entrepreneur Fund A, L.P, 25,284 shares held by Crescendo IV Entrepreneur Fund, L.P. and 2,547,211 shares held by Crescendo IV, L.P. Crescendo Holdings IV, LLC is the Manager and General Partner of Crescendo IV Entrepreneur Fund A, L.P., Crescendo IV Entrepreneur Fund, L.P. and Crescendo IV, L.P. The amount also includes 106,656 shares held by Crescendo IV AG & Co., Beteilgungs KG and 187,802 shares held by Crescendo IV Coinvestment Fund, LLC. Crescendo German Investments IV, LLC is the Managing Partner of Crescendo IV AG & Co., Beteilgungs KG. R. David Spreng, a member of our Board of Directors is the Managing Member of Crescendo Ventures IV, LLC, Crescendo IV Coinvestment Fund LLC and Crescendo German Investments IV, LLC. The principal business address of Crescendo Ventures is 600 Hansen Way, Palo Alto, California 94304.

(14)
Based on a Schedule 13G filed February 13, 2013. 3,639,939 shares of Common Stock are beneficially owned by HarbourVest International Private Equity Partners V-Direct Fund L.P. Harbour Vest is the Managing Member of HIPEP V-Direct Associates LLC, which is the General Partner of HIPEP V-Direct Associates L.P., which is the General Partner of HarbourVest International Private Equity Partners V-Direct Fund L.P. Each of HarbourVest, HIPEP V-Direct Associates LLC and HIPEP V-Direct Associates L.P. may be deemed to have a beneficial ownership interest in the shares held by HarbourVest International Private Equity Partners V-Direct Fund L.P. Voting and investment power over the securities owned directly by HarbourVest International Private Equity Partners V-Direct Fund L.P. is exercised by the Investment Committee of HarbourVest. Each of HarbourVest, HIPEP V-Direct Associates LLC, HIPEP V-Direct Associates L.P. and the members of the HarbourVest Investment Committee disclaim beneficial ownership of the shares held directly by HarbourVest International Private Equity Partners V-Direct Fund L.P. The principal business address of HarbourVest International Private Equity Partners V-Direct Fund L.P. is c/o HarbourVest Partners, LLC, One Financial Center, 44th Floor, Boston, Massachusetts 02111.

(15)
Based on Schedule 13G filed February 17, 2015, 2,582,900 shares are beneficially owned by Sageview Capital Master, L.P. ("Sageview Master"), a Cayman Islands exempted limited partnership formed in order to engage in the acquiring, holding and disposing of investments in various companies. A further 50,577 shares are owned by Sageview Capital L.P. Sageview Capital L.P. is the investment advisor to Sageview Master. Sageview Capital Partners (A), L.P., Sageview Capital Partners (B), L.P. and Sageview Partners (C) (Master), L.P. (collectively, the "Shareholders") collectively hold of 100% of the limited partner interest in Sageview Master. Sageview Capital GenPar, Ltd. is a Cayman Islands exempted limited partnership formed to act as the general partner of Sageview Master and each of the Shareholders. Sageview Capital GenPar, L.P. is a

  Delaware limited partnership formed to be the sole owner of Sageview Capital GenPar, Ltd. Sageview Capital MGP, LLC, a Delaware limited liability company is the general partner of Sageview Capital GenPar, L.P. Edward Gilhuly, one of our directors, and Scott M. Stuart are managing members of Sageview Capital MGP, LLC, and may be deemed to beneficially own any shares that Sageview MGP may beneficially own or be deemed to own. Each such individual disclaims beneficial ownership of such shares. The principal business address of Sageview Master and the above named entities affiliated with Sageview Capital is 55 Railroad Avenue, 1st Floor, Greenwich, CT 06830.

(16)
Based on a Schedule 13D filed July 22, 2015 the shares are owned by Cannell Capital LLC, a Wyoming limited liability company. Mr. J. Carlo Cannell, as the managing member of Cannell Capital, may be deemed to beneficially own the shares. Cannell Capital, Mr. Cannell, Howard Marks and Charles M. Gillman, on January 16, 2015, entered into a solicitation agreement, pursuant to which they formed a group for the purpose of seeking changes to the corporate governance of the Company. The address of the principal office of each of Cannell Capital and J. Carlo Cannell is PO Box 3459, 150 East Hansen Avenue, Jackson, WY 83001-3459. The principal address of Howard Marks is 604 Arizona Avenue, Santa Monica, CA 90401. The principal address of Charles M. Gillman is 9330 South Lakewood Avenue, Tulsa, OK 74137.

Section 16 Matters

        Pursuant to the Merger Agreement, Envivio will take all steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Offer and Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act, as amended (the "Exchange Act") with respect to Envivio or will become subject to such reporting requirements with respect to Ericsson, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

        Pursuant to the Merger Agreement, the Compensation Committee of the Envivio Board, at one or more meetings to be held prior to the time Purchaser accepts the Shares for payment, will duly adopt resolutions approving as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each employment compensation, severance and other employee benefit plan of Envivio presented to the Compensation Committee, (ii) the treatment of Envivio equity awards in accordance with the terms set forth in the Merger Agreement, and (iii) the applicable terms of the Merger Agreement. In addition, the Compensation Committee of the Envivio Board will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Recommendation of the Board

        On September 9, 2015, Envivio's Board unanimously (i) approved and declared advisable the Merger Agreement, the Tender Agreement, the Offer, the Merger and the other Transactions, (ii) declared that it is in the best interests of Envivio and the stockholders of Envivio that Envivio enter into the Merger Agreement and consummate the Merger and the other Transactions and that the stockholders of Envivio tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Envivio and the stockholders of Envivio and (iv) resolved to recommend that the stockholders of Envivio accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that Envivio's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Background of the Transaction

        Since Envivio became a publicly traded company in 2011, the Envivio Board and senior management periodically have evaluated Envivio's long-term strategic relationships, including capital formation or other investment transactions, potential strategic alliances, prospects for mergers and acquisitions, strategic acquisitions and other business combinations as well as its continued operations as an independent company, each with a view toward enhancing stockholder value. The following is a summary of events, meetings and discussions that are relevant to the Envivio Board's decision to approve the Merger Agreement and recommend the Offer and the Merger to Envivio's stockholders.

        In 2009, Envivio and Ericsson entered into the General Product Distribution and Reseller Agreement, dated March 12, 2009, as amended on January 1, 2012 (the "Reseller Agreement") pursuant to which Ericsson distributed Envivio's products in the ordinary course of business. The Reseller Agreement was entered into for an initial term of two years, but it automatically renews for one-year periods, unless terminated by either party with at least 12 months' notice. The Reseller Agreement has not been terminated and continues in effect, but there has been limited purchases made under the Reseller Agreement for the past two years.

        On August 18, 2014, Terry Kramer, Envivio's Chairman of the Board, together with Jerry Chase, an advisor to the Envivio Board, had dinner with Company A's Chief Executive Officer to discuss the video networking industry in general, as well as publicly available information about the companies' respective businesses. During that meeting, they held very preliminary discussions about a potential combination of Envivio with Company A and agreed to continue potential discussions between the companies.

        On August 29, 2014, the Envivio independent directors held an executive session outside the presence of management to discuss Mr. Kramer's meeting with Company A's Chief Executive Officer. While discussions were still preliminary, the independent directors determined not to inform management about these discussions in order to avoid any distraction to the execution of Envivio's business plans. The independent directors directed Mr. Kramer to continue discussions with Company A to explore interest in a potential combination between the two companies.

        On September 11, 2014, Mr. Kramer met in person with Company A's Chief Executive Officer to discuss the video networking industry, in general, and publicly available information about the companies' respective businesses. Company A's Chief Executive Officer continued to express an interest in exploring a potential combination between the two companies.

        On September 12, 2014, Envivio held a regularly scheduled Board meeting. During this meeting, the independent directors of Envivio held an executive session to discuss Mr. Kramer's discussion with Company A. The independent directors authorized Mr. Kramer to continue discussions with Company A's Chief Executive Officer to explore a potential combination of the two companies, but also determined that Envivio should remain focused on execution of its business plans as a standalone company and did not want to give the appearance that Envivio was running a sale process or that it needed to sell the company. To that end, the Envivio Board directed Mr. Kramer to convey to Company A's Chief Executive Officer that Envivio was only interested in engaging in discussions with Company A if Company A was willing to consummate a transaction in the $5 per share range. On September 12, 2014, the closing price of Envivio common stock was $2.01 per share.

        On October 13, 2014, Company A's Chief Executive Officer contacted Mr. Kramer to arrange a lunch meeting to continue discussions about the industry generally and the two companies.

        On October 31, 2014, Mr. Kramer had lunch with Company A's Chief Executive Officer to discuss the video networking industry, in general, and publicly available information about the companies' respective businesses. During that meeting, Mr. Kramer and Company A's Chief Executive Officer also discussed a potential combination of Envivio with Company A and agreed to continue discussions between the two companies. During this discussion, Mr. Kramer conveyed the Envivio Board's position that Envivio would only engage with Company A in a meaningful way and begin to share confidential information with them if Company A was willing to consummate a transaction in the $5 per share range. Company A's Chief Executive Officer provided Company A's preliminary view on value for Envivio of between $3.50 and $4.50 per share, but that such valuation was based only on publicly available information, a general industry view and would be better informed if Company A could have access to non-public information. Mr. Kramer indicated that he would discuss this view with the Envivio Board and revert back to Company A's Chief Executive Officer. However, Mr. Kramer emphasized that Envivio was not currently considering a sale of the Company, that it felt positive about its standalone prospects and recent cost-cutting measures to position Envivio for future growth and to reach profitability. Mr. Kramer requested that Company A review its preliminary view on valuation for Envivio and that this preliminary view could be discussed at a future meeting between Mr. Kramer and Company A's Chief Executive Officer.

        On November 6, 2014, the Envivio Board held a telephonic board meeting to discuss the lunch meeting with Mr. Kramer and Company A's Chief Executive Officer. Julien Signès, Envivio's President and Chief Executive Officer and a director, provided the Board a preliminary view of Envivio's performance for the third quarter of fiscal 2015. The Envivio Board determined to continue discussions with Company A and emphasized the importance of continuing to execute Envivio's standalone business plan. In light of the progress in the discussions with Company A, the Envivio Board instructed Mr. Signès to solicit interest from three financial advisors to present to the Envivio Board at an upcoming meeting to discuss Envivio's market generally, consolidation in the market and Envivio's strategic position in the market.

        On November 18, 2014, the Envivio Board met separately with three different financial advisors, including Evercore Group L.L.C. ("Evercore"), and discussed with each financial advisor its respective qualifications in mergers and acquisitions, including each firm's background and expertise in the technology and video networking industry, the market for technology mergers and acquisitions, potential strategic partners, relationships and execution capabilities as well as each advisor's respective view of Envivio and its market positioning. The Envivio Board discussed various strategic alternatives for Envivio, including whether to pursue a formal sales process for Envivio, as well as strategies to deliver value to Envivio stockholders through continued operation as a standalone company. The Envivio Board determined to continue consideration of multiple strategies to maximize stockholder value and to discuss further the investment banking firms it had met with at the next regularly scheduled board meeting.

        On November 25, 2014, Envivio received an unsolicited inbound inquiry from a value-oriented private equity firm about a potential acquisition of Envivio. The oral indication of interest was at an enterprise value of approximately one times revenue, which would have equated to an enterprise value sale of approximately $40 million to $50 million, or approximately $2.75 per share. On November 25, 2014, the closing price of Envivio common stock was $1.54 per share.

        On December 2, 2014, the Envivio Board held a regularly scheduled meeting to discuss, among other things, the current status of Envivio's business, its business plan for fiscal 2016 as well as various strategic matters, including discussions with Company A, the unsolicited inbound inquiry from a value-oriented private equity firm and the retention of financial advisors. During this meeting, the Board received advice from its outside legal counsel, Pillsbury Winthrop Shaw Pittman LLP ("Pillsbury") regarding the Board's fiduciary duties in the context of exploring strategic alternatives, including a potential sale of Envivio. Also during this meeting, the independent directors of the Envivio Board met outside the presence of management to discuss Envivio's operations and strategic matters. The Envivio Board determined not to engage financial advisors at this time in light of the preliminary nature of discussions with Company A and its determination that the most likely path to enhancing stockholder value at this time was to continue to execute as a standalone company. However, the Envivio Board did reconsider its view on a minimum price over which it believed Envivio should engage with Company A and provide non-public information to explore a potential transaction with them. After consideration of many factors, including Envivio's recent performance and current outlook, the Envivio Board directed Mr. Kramer to convey to Company A that Envivio would consider moving forward in discussions with Company A, including sharing non-public information, if Company A committed to a minimum price of at least $4.00 per share with the understanding that Envivio believed after sharing non-public information that Company A would see more value in the acquisition of Envivio than $4.00 per share. On December 2, 2014, the closing price of Envivio common stock was $1.26 per share.

        On December 8, 2014, Mr. Kramer contacted the value-oriented private equity firm to inform them that their preliminary indication of value was too low to engage in discussions and that the Envivio Board had elected to continue to operate the business on a standalone basis as the most effective way to enhance stockholder value.

        On January 6, 2015, Mr. Kramer met with Company A's Chief Executive Officer to discuss the video networking market generally, an update on the respective businesses of Envivio and Company A and the prospects of a potential combination of Envivio and Company A. Company A's Chief Executive Officer indicated that Company A's preliminary valuation of Envivio remained between $3.50 and $4.50 and stated that Company A's preliminary view on valuation was more challenged than in prior discussions based on Envivio's third fiscal quarter results, which were not known at the time Company A previously indicated its view on value. Mr. Kramer discussed the fact that Envivio's current strategy was to execute its business plans as a standalone company, but that Envivio would be willing to enter into a nondisclosure agreement with Company A to allow Company A to confirm its valuation model, but only if Company A confirmed its willingness to pay no less than $4.00 per share and with an understanding that Envivio believed after sharing non-public information that Company A would see more value in the acquisition of Envivio than $4.00 per share. Company A's Chief Executive Officer indicated that he would discuss this valuation expectation with his board of directors and respond back to Mr. Kramer at a later date.

        On January 8, 2015, the Envivio Board held a telephonic meeting to discuss Mr. Kramer's conversation with Company A's Chief Executive Officer. The Envivio Board directed Mr. Signès to solicit engagement terms from Evercore and one other financial advisory firm.

        On January 16, 2015, representatives of Cannell Partners ("Cannell") filed a Schedule 13D with the SEC disclosing beneficial ownership of an aggregate of approximately 6.75% of the outstanding shares of Envivio as of December 10, 2014. Also on January 16, 2015, representatives of Cannell issued a press release announcing an intention to run a dissident slate of directors at Envivio's 2015 annual meeting of stockholders.

        On January 24, 2015, Company A's Chief Executive Officer emailed Mr. Kramer to confirm Company A's desire to proceed in confidential discussions with Envivio at a minimum price of at least $4.00 per share, with a final price to be determined after a due diligence review.

        On January 27, 2015, Mr. Signès received an unsolicited call from a vice president of Company B indicating that there was initial strategic interest from Company B in acquiring Envivio. Mr. Signès indicated a desire to remain in contact with Company B, and the parties agreed to continue discussions after further internal discussions within Company B.

        On January 29, 2015, the Envivio Board approved the engagement of Evercore as Envivio's financial advisors by unanimous written consent. Evercore was chosen based upon its familiarity with Envivio and the video networking industry, as well as its qualifications, expertise, reputation and experience in advising on public mergers and acquisitions transactions.

        On February 10, 2015, certain independent directors of Envivio met with representatives of Cannell in an attempt to understand Cannell's investment objectives and to listen to any suggestions Cannell had on how to improve Envivio's operations. No specific suggestions were made by Cannell's representatives. The Envivio directors discussed Envivio's process for evaluating director candidates and suggested that if Cannell wanted to recommend director candidates, it should do so and that Envivio's Nominating and Corporate Governance Committee would meet with such candidates as part of the Committee's evaluation of director candidates. Cannell did not indicate at this time that they would nominate any directors, but indicated that they may suggest certain individuals to be reviewed by the Committee. During this meeting, Cannell made a suggestion that Envivio should be sold and suggested that a 20 to 30 percent premium on current trading prices would be a satisfactory result. On February 10, 2015, the closing price of Envivio common stock was $1.44 per share, and a 30 percent premium would have represented a price of $1.87 per share.

        On February 11, 2015, Envivio executed an engagement letter with Evercore pursuant to which Evercore would provide advisory services with respect to Envivio's exploration of strategic alternatives.

        From February 11, 2015 until February 17, 2015, members of Envivio management met several times with Pillsbury and representatives of Evercore to discuss the solicitation of potential buyers of Envivio. Envivio management, representatives of Evercore and representatives of Pillsbury also discussed the scope and process in which potential buyers would receive information via a management presentation and be invited to conduct due diligence. As a result of these meetings, Envivio's management determined to recommend to the Envivio Board that Evercore reach out to the three most likely parties to be interested in a strategic combination with Envivio as a preliminary market check to gauge potential interest and preliminary valuation information, to the extent possible. These three most likely buyers consisted of Company A, Company B and Ericsson. Envivio management and Evercore also generated a secondary list of 12 other potential buyers as most likely to make a proposal to acquire Envivio, and determined to recommend to the Envivio Board that these parties be contacted later in the process after initial discussions with the three primary potential buyers and further consideration by the Envivio Board of any feedback received from these parties. Envivio management and Board representatives determined that Evercore should not contact these 12 other potential buyers until later in the process for competitive reasons and in an effort to limit the potential rumors in the marketplace that Envivio may be for sale, which could disrupt Envivio's ongoing operations and discussions with customers, employees and other partners. Envivio management and Board representatives also wanted to confirm whether the three most likely candidates to be interested in making an offer had indicated preliminary value within the range that the Envivio Board was likely to find acceptable, based on prior discussions by the Envivio Board. This strategic process, including the subsequent contact of the secondary list of 12 potential buyers and discussions with additional parties that contacted Envivio on an unsolicited basis during this timeframe is referred to below as the "2015 Spring Market Check."

        On February 17, 2015, Mr. Signès informed Ericsson and Company B that Envivio had retained Evercore to advise the Envivio Board in connection with consideration of a possible strategic transaction.

        On February 19, 2015, Evercore emailed Ericsson that Evercore was assisting Envivio in connection with consideration of a possible strategic transaction, and to introduce the potential opportunity to Ericsson.

        On February 20, 2015, Envivio and Company A entered into a non-disclosure agreement, which included employee non-solicit provisions and standstill provisions that, among other things, prohibited Company A for 12 months from effecting, proposing, participating in, or facilitating any acquisition of Envivio securities, or any tender or exchange offer, merger, consolidation, acquisition, or other business combination involving Envivio, unless specifically invited to do so by Envivio. The agreement provided for standstill provisions to terminate if Envivio entered into an agreement with another party providing for the acquisition of Envivio.

        On February 23, 2015, a representative from Ericsson emailed Evercore to confirm Ericsson's interest in a potential transaction with Envivio.

        On February 24, 2015, Mr. Signès and Erik Miller, Envivio's Chief Financial Officer, and Evercore met with representatives of Company A and presented information regarding Envivio's markets, customers, products, product pipeline and employees, as well as Envivio's revenue and profitability projections.

        On February 24, 2015, representatives of Cannell delivered a nomination letter notifying Envivio of its nomination of two director candidates for the 2015 annual meeting of stockholders.

        On February 25, 2015, Company A's Chief Executive Officer called Mr. Kramer to provide a preliminary assessment of the management meeting between Envivio and Company A. Mr. Kramer informed Company A's Chief Executive Officer that there had been additional interest in the potential acquisition of Envivio. Company A's Chief Executive Officer continued to indicate intent on behalf of Company A to reach an agreement with Envivio, and both individuals indicated a willingness to continue discussions.

        On February 27, 2015, Envivio and Company B entered into a non-disclosure agreement, which included employee non-solicit provisions and standstill provisions that, among other things, prohibited Company B for 12 months from effecting, proposing, participating in, or facilitating any acquisition of Envivio securities, or any tender or exchange offer, merger, consolidation, acquisition, or other business combination involving Envivio, unless specifically invited to do so by Envivio. The agreement provided for the standstill provisions to terminate if Envivio entered into an agreement with another party providing for the acquisition of Envivio.

        On March 1, 2015, Envivio and Ericsson entered into a non-disclosure agreement, which included employee non-solicit provisions and standstill provisions that, among other things, prohibited Ericsson for six months from effecting, proposing, participating in, or facilitating any acquisition of Envivio securities, or any tender or exchange offer, merger, consolidation, acquisition, or other business combination involving Envivio, unless specifically invited to do so by Envivio. The agreement provided for standstill provisions to terminate if Envivio entered into an agreement with another party providing for the acquisition of Envivio.

        On March 2, 2015, Mr. Signès, Mr. Miller and representatives of Evercore met with representatives of Ericsson and presented information regarding Envivio's markets, customers, products, product pipeline and employees, as well as Envivio's revenue and profitability projections.

        On March 3, 2015, Mr. Signès, Mr. Miller and representatives of Evercore met with representatives of Company B and presented information regarding Envivio's markets, customers, products, product pipeline and employees, as well as Envivio's revenue and profitability projections.

        On March 4, 2015, a representative from Ericsson emailed Evercore requesting additional information related to Envivio's financial statements and performance.

        On March 6, 2015, representatives of Evercore called a representative of Company A to discuss Company A's interest in a potential transaction with Envivio, including attempting to gauge the level of seriousness and timing should Company A determine to move forward with a proposal. Company A informed Evercore that it was retaining the services of a financial advisor in connection with a potential transaction with Envivio.

        On March 9, 2015, the Strategic Committee of Envivio met with management and Evercore to discuss feedback from the initial three management meetings with Company A, Company B and Ericsson and the need to develop approaches and criteria for further outbound conversations, if any, in addition to the meetings already held.

        On March 10, 2015, a representative from Envivio emailed Cannell to schedule a meeting between Cannell's two director nominees and Envivio's Nominating and Corporate Governance Committee. The meeting was intended to be part of the Committee's process of reviewing potential director candidates for Envivio's 2015 annual meeting of stockholders. Cannell did not respond to this email.

        On March 12, 2015, Corentin du Roy, an Envivio Board member, met with representatives of Company C during which the representatives of Company C expressed their interest in a merger with Envivio, with such a transaction structured as a merger of Company C into Envivio, with Envivio continuing to exist as a publicly traded entity.

        On March 18, 2015, representatives of Evercore called Company A's financial advisor, who indicated that Company A was working on a proposal that it would send to Evercore following Company A's next board meeting.

        On March 18, 2015, the Strategic Committee of Envivio met with management and representatives of Evercore and Pillsbury to discuss the current status of Envivio's strategic process, including the status of discussions with Company A, Company B and Ericsson. The Strategic Committee discussed the communication from Company C and determined that it was not a priority in pursuing at this time in light of the potential structure of such a transaction and the risks associated with such a transaction structure that the intended value to Envivio stockholders would not be realized and other factors. The Strategic Committee also discussed the timing for approaching the secondary set of 12 additional potential buyers and believed it was an appropriate time to do so in light of Company A's stated intention to submit a written indication of interest and its prior commitment to do so at a price of at least $4.00 per share. In light of the importance of this decision to begin outreach to an extended group of potential buyers, the Strategic Committee determined to schedule a meeting of the full Envivio Board to discuss and decide whether to take such an action.

        On March 20, 2015, at the request of Envivio management, Evercore sent a process letter to Ericsson and Company B detailing the requirements of a proposal to acquire Envivio.

        On March 24, 2015, Ericsson informed Evercore that it was not going to submit a proposal for an acquisition of Envivio.

        On March 25, 2015, the Envivio Board held a regularly scheduled meeting with Evercore and Pillsbury present to, among other topics, discuss the review of strategic alternatives. Evercore provided an update on discussions with Company A, Company B and Ericsson, and noted that process letters had been sent to Company B and Ericsson. Evercore also reviewed preliminary financial analyses, which included a comparable transactions analysis, a precedent premiums analysis, a discounted cash flows analysis and comparable industry and public company data. This preliminary information took into account Envivio's financial plan that was approved by the Envivio Board in January 2015 as well as financial projections for fiscal 2016 and 2017, which were reviewed and approved by the Envivio Board at this meeting. The Envivio Board, with input from its advisors, considered the preliminary financial analyses, the risks and potential upside of executing as a standalone company and the benefits of a potential transaction in the near term. During the meeting, the Envivio Board also ratified a Strategic Committee to provide oversight of Envivio's review of strategic alternatives, with such Strategic Committee empowered to direct management, financial advisors and legal counsel on the day-to-day processes related to such strategic review; provided that full Envivio Board approval would be required to enter into any exclusivity agreement with a potential strategic partner, with any definitive agreements also subject to full Envivio Board approval. The Envivio Board appointed the following independent directors to serve on the Strategic Committee: Terry Kramer, Marcel Gani and David Spreng, with directors who were not members of the Strategic Committee being invited to each meeting. However, following this appointment of the Strategic Committee, all directors attended the Strategic Committee meetings, such that each subsequent meeting was conducted as a full Envivio Board meeting. The Strategic Committee did not meet separately after this date in light of the full Envivio Board participation in the strategic process. At this board meeting, the Envivio Board authorized management and Evercore to contact the secondary list of 12 potential buyers in an effort to solicit interest in an acquisition of Envivio. Also at this board meeting, the independent directors of the Envivio Board met outside the presence of management to discuss Envivio's operations and strategic matters.

        Following the Envivio Board meeting on March 25, 2015 and for a period through May 1, 2015, representatives of Envivio and Evercore contacted 12 additional potential buyers to solicit interest in an acquisition of Envivio. As a result of this outreach, Envivio entered into two additional nondisclosure agreements with two potential buyers, one of which included standstill provisions that, among other things, prohibited the other party for 12 months from effecting, proposing, participating in, or facilitating any acquisition of Envivio securities, or any tender or exchange offer, merger, consolidation, acquisition, or other business combination involving Envivio, unless specifically invited to do so by Envivio. This agreement provided for the standstill provisions to terminate if Envivio entered into an agreement with another party providing for the acquisition of Envivio. Envivio held two management meetings with representatives of Evercore present with the two potentially interested buyers who had executed a nondisclosure agreement with Envivio. Envivio provided supplemental information to these two additional potential buyers throughout this timeframe. Ultimately, all 12 additional potential buyers declined to submit an indication of interest for the acquisition of Envivio.

        On March 31, 2015, a representative from Evercore called Company A's financial advisor who indicated that Company A needed more time to prepare an offer and was struggling to support an offer price that met Envivio's prior guidance on expected value.

        On April 13, 2015, Company A delivered to Envivio a written indication of interest regarding an acquisition of Envivio with an all-cash price of $3.50 per share, which Company A stated was preliminary, non-binding and subject to further due diligence. Company A's indication of interest generally described financing the transaction through a combination of cash, debt and Company A equity, but noted no financing contingency would be required in the definitive agreement. Company A requested a 60-day period of exclusive negotiations. On April 13, 2015, the closing price of Envivio common stock was $1.78 per share.

        On April 21, 2015, the Envivio Board held a telephonic meeting, with Evercore and Pillsbury in attendance, to discuss the current status of the Envivio Board's review of strategic alternatives, including a review of the written indication of interest from Company A. Representatives of Evercore provided an assessment of Company A's indication of interest, including their belief that the indication of interest contained more than customary qualifications and assumptions which, in the opinion of the Evercore representatives may signal that Company A would attempt to lower its bid price over time as a negotiating tactic. During this meeting, the Board received advice from Pillsbury regarding the Board's fiduciary duties in the context of exploring strategic alternatives, including a potential sale of Envivio and evaluating the indication of interest from Company A, including the requested period of 60 days for exclusive negotiations. The Envivio Board instructed Evercore and management to proceed in discussions with Company A in an attempt to improve their offer as well as to continue to explore alternative opportunities in earnest.

        On April 30, 2015, Mr. Kramer met telephonically with Company A's Chief Executive Officer to discuss the current status of negotiations between Envivio and Company A. Company A's Chief

Executive Officer provided additional detail supporting Company A's preliminary indication of interest of $3.50 per share and indicated that this should be viewed as a "best and final offer" on price from Company A with no additional flexibility on price.

        On May 1, 2015, Company A's financial advisor called Evercore to inform them that Company A had an upcoming board meeting and requested that Envivio respond to Company A's preliminary indication of interest before Company A's board meeting.

        Between May 1, 2015 and May 4, 2015, Envivio received unsolicited expressions of interest in a potential acquisition from two new parties. This interest was very preliminary, and ultimately, neither of these parties were willing to pursue discussions after attempted follow-up communications from Envivio and Evercore.

        On May 3, 2015, the independent directors of Envivio Board held a telephonic meeting with Evercore and Pillsbury present to discuss Envivio's review of strategic alternatives, each of the independent director's view of remaining a standalone company and of the price per share offered by Company A in its preliminary indication of interest.

        On May 4, 2015, the Envivio Board met, with members of management, Evercore and Pillsbury present, to discuss the strategic review of alternatives, including primarily a discussion of a proposed response to the preliminary indication of interest from Company A. Members of management presented a detailed review of Envivio's preliminary results for the first quarter of fiscal 2016, the current status of the fiscal 2016 operating plan (including a sensitivity analysis on likelihood of hitting such plan after updating for actual results in the first quarter) and a discussion of Envivio's current forecasted three-year operating plan. Representatives of Evercore provided an update on Envivio's strategic process, including a discussion of feedback from all of the companies with whom Envivio had previously engaged and recent feedback from Company A. It was confirmed to the Envivio Board that all parties, other than Company A and two recent inbound communications expressing preliminary interest, had notified Enivvio that they were not interested in pursuing a transaction under the current circumstances. Following its discussion and a review of potential alternatives, the Envivio Board instructed management to work with Evercore to update Company A on Envivio's first quarter performance, attempt to negotiate an increase to Company A's offer price and a shorter period of 30 days for exclusivity to minimize distraction to the business, and to discuss a potential transaction with the other two companies who had recently expressed interest in a potential transaction. The Envivio Board discussed the desired increase to Company A's offer price and authorized Mr. Kramer to finalize a proposal, with input from Envivio management and Evercore, that was consistent with the Envivio Board's guidance. Subsequent to this meeting on May 4, 2015, Envivio management and Evercore attempted to solicit interest from these two companies, but neither company was willing to proceed with discussions.

        On May 5, 2015, Cannell filed a preliminary proxy on Schedule 14D seeking to elect its two director nominees to the Envivio Board at the 2015 annual meeting of stockholders.

        On May 6, 2015, Mr. Kramer called Company A's Chief Executive Officer to convey a counter-proposal for the acquisition of Envivio by Company A for $3.50 per share in cash plus a specified number of Company A shares of common stock, which would have increased the effective offer price to approximately $3.84 per share. Mr. Kramer also proposed a 30-day exclusivity period instead of the 60 days originally proposed by Company A. During this conversation, Mr. Kramer also conveyed the recent momentum in Envivio's business, the potential strategic synergies of a combination of Company A and Envivio and the desire to provide an update to Company A of Envivio's recent first quarter performance.

        Between May 8, 2015 and June 12, 2015, representatives of Envivio held several discussions with representatives of Cannell in an attempt to settle the issue of board representation at the 2015 annual meeting of stockholders. Envivio's last offer for settlement consisted of the following settlement terms: (i) a written statement from Envivio that it had met with a candidate proposed by Cannell previously and at such time as Envivio undertakes a process to appoint a new independent director, it would contact this candidate to be considered as a candidate in this process; (ii) establishment of quarterly meetings between representatives of Cannell and Envivio, which representatives could include Envivio executive officers and directors; and (iii) an agreement by Cannell to voluntarily withdraw its contested proxy statement for the 2015 annual meeting of stockholders. Consistent with prior discussions, Envivio rejected Cannell's demand to pay its expenses of up to $299,915 allegedly incurred in connection with these discussions as the Envivio Board believed the amount to be excessive and determined it was not a proper use of stockholder funds.

        On May 9, 2015, Company A's Chief Executive Officer called Mr. Kramer to respond to the counter-proposal made by Mr. Kramer on May 6, 2015. Company A's Chief Executive Officer indicated that notwithstanding compelling strategic reasons for a combination between Company A and Envivio, support for a transaction at $3.50 per share was evaporating at the Company A board level and that, as a result, Company A was withdrawing its prior offer and disengaging on any further discussions with Envivio at this time. Mr. Kramer asked if it would be helpful to update Company A on Envivio's first quarter performance, and Company A's Chief Executive Officer viewed that as not being productive at this time. Mr. Kramer and Company A's Chief Executive Officer agreed to remain in contact periodically to discuss each other's businesses, the market and to determine if strategic discussions should be restarted by the parties at some point in the future.

        On May 11, 2015, the Envivio Board held a telephonic meeting to discuss the recent feedback from Company A's Chief Executive Officer and current status of Envivio's discussions with two other firms that had expressed preliminary interest in a strategic transaction with Envivio. The Envivio Board instructed management to continue discussions with these other interested parties, but noted that such discussions seemed unlikely to proceed rapidly based on the level of interest of these other two parties and preliminary oral discussions of potential value and structure. The Envivio Board also directed management that execution of business objectives was the first priority of Envivio at this stage and the standalone alternative was, at this time, the best way to enhance stockholder value.

        On June 24, 2015, representatives of Cannell filed an amended Schedule 13D with the SEC disclosing beneficial ownership of an aggregate of approximately 6.12% of the outstanding shares of the Company as of June 11, 2015. In this filing, among other things, Cannell also stated its decision not to solicit proxies for an alternative slate of directors for the 2015 annual meeting of stockholders. Cannell also stated its intention to run a "vote no" campaign in the 2015 annual meeting of stockholders, and then follow-up with a dissident proxy solicitation in the 2016 annual meeting of stockholders. A "vote no" campaign is an organized attempt by an activist stockholder to convince their fellow stockholders to withhold their vote from one or more director candidates nominated by the incumbent board of directors in an effort to communicate a message of stockholder dissatisfaction to the board. Cannell further stated its plans were subject to change.

        On July 1, 2015, representatives of Cannell and Envivio discussed a proposal from Cannell in which Cannell would agree not to run a "vote no" campaign in 2015 in exchange for Envivio agreeing to reimburse Cannell for certain expenses amounting to $75,000. No agreement was reached.

        On July 22, 2015, Cannell filed an amended Schedule 13D with the SEC to disseminate a presentation in support of its "vote no" campaign.

        During the week of July 27, 2015, Mr. Signès held a conversation with a representative of Company C during which Company C expressed again an interest in a potential transaction in which Envivio would merge with Company C in an all-stock transaction with Envivio being the surviving corporation.

        On July 31, 2015, representatives of Evercore called Mr. Per Borgklint, Senior Vice President and Head of Business Unit Support Solutions at Ericsson to discuss a variety of topics. During this conversation, the topic of a potential transaction with Envivio was discussed, and Mr. Borgklint asked for an introduction to Mr. Signès. After the call, Evercore provided Mr. Borgklint with the presentation materials showed by Envivio during the meeting the two companies on March 2, 2015. Evercore informed Mr. Signès, who in turn informed the Envivio Board, that Ericsson may be interested in re-engaging in strategic discussions.

        On August 4, 2015, Envivio held its 2015 annual meeting of stockholders during which Envivio's proposed slate of directors received affirmative votes from over 77% of the shares voting in the election notwithstanding the "vote no" campaign initiated by Cannell. At no time during the Envivio Board's review of strategic alternatives did the Envivio Board discuss or consider feedback from Cannell regarding strategic alternatives. Following the annual meeting of stockholders, the Envivio Board members had no contact with Cannell.

        On August 20, 2015, Mr. Borgklint called Mr. Signès to discuss a potential acquisition of Envivio by Ericsson, an accelerated timeline for due diligence by Ericsson and negotiation of a definitive agreement. Mr. Borgklint and Mr. Signès discussed logistics for setting up an in-person due diligence session for Envivio to provide an update to the information previously supplied to Ericsson earlier in the year. Ericsson indicated its desire to announce a transaction with Envivio at IBC, a leading industry conference, on September 10, 2015. Also on August 20, 2015, representatives of Citigroup Global Markets, Inc. ("Citigroup"), the financial advisors to Ericsson, called Evercore to inform them of Ericsson's interest, due diligence requests and the anticipated timeline to announcement. No proposals or specific terms of a potential strategic transaction were discussed.

        On August 21, 2015, Mr. Signès met with Mr. Borgklint and discussed a possible acquisition transaction between Envivio and Ericsson. During the meeting, Mr. Signès attempted to set valuation expectations for a potential transaction.

        On August 21, 2015, an advisor to the Envivio Board held a lunch meeting with Company A's Chief Executive Officer during which a variety of topics were discussed, including a discussion about re-engaging in strategic conversations between Envivio and Company A. The advisor conveyed this information to Mr. Kramer who in turn conveyed this information to the Envivio Board.

        On August 22, 2015, Evercore provided Citigroup with updated financial data, including three-year financial projections provided to them by Envivio, incorporating the Envivio's financial results of the first half of fiscal 2016.

        On August 24, 2015, Envivio provided representatives of Ericsson, Citigroup and Ericsson's legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP ("Paul Weiss") with access to an electronic data room for purposes of Ericsson's due diligence review of Envivio's business and operations.

        On August 27 and 28, 2015, representatives of Ericsson and Envivio with their respective financial advisors met in person, with some representatives participating by phone, to review background information about Envivio, including Envivio's financial results for the first half of fiscal 2016.

        On August 27, 2015, Ericsson delivered to Envivio a written, non-binding indication of interest noting the intent to acquire Envivio for $4.00 per share in all cash, which Ericsson stated was subject to satisfaction of certain conditions, the confirmation of certain assumptions, and was preliminary, non-binding and subject to further due diligence. There were no financing contingencies associated with Ericsson's offer. On August 27, 2015, the closing price of Envivio common stock was $1.87 per share.

        On August 27, 2015, Mr. Signès called Mr. Borgklint to discuss Ericsson's indication of interest.

        On August 27, 2015, representatives of Evercore called Company A's financial advisors to discuss Company A's interest in re-engaging with Envivio and making a revised proposal to acquire Envivio. Company A's financial advisors indicated that they would discuss potential re-engagement with Company A and respond back to Evercore.

        On August 28, 2015, the Envivio Board met telephonically, with representatives of Evercore and Pillsbury also participating. The Envivio Board discussed the indication of interest and the request of exclusivity received by Ericsson and the current status of negotiations with Ericsson and Company A. Representatives of Evercore presented a preliminary valuation analysis; the Envivio Board further discussed the assumptions of this analysis and the impact of first-half performance to this analysis. The Envivio Board, with input from Evercore, reviewed the 2015 Spring Market Check, the companies contacted during that process, including the companies most likely to be interested in re-engaging with Envivio under the current circumstances, and a process for re-engaging with those companies. The Envivio Board instructed Evercore to make a counter-proposal to Ericsson of $4.75 per share, with no offer of exclusivity. The Envivio Board then instructed Evercore to contact three additional potential buyers who expressed some level of interest earlier in the year and who were determined to be companies most likely to be interested in re-engaging with Envivio under the current circumstances. Evercore was directed to contact Company B and one other potential buyer, and the Envivio Board requested that Mr. Kramer contact Company A, in each case to determine such party's interest in a potential acquisition transaction, to make them aware of the current timeline, to suggest that Envivio may enter into exclusive discussions with another party and to encourage each party to act quickly if they were interested in providing a non-binding indication of interest. Also at this board meeting, the independent directors of the Envivio Board met outside the presence of management to discuss strategic matters.

        On August 28, 2015, Mr. Kramer called Company A's Chief Executive Officer and communicated the fact that Envivio was in discussions with a third party for a potential transaction, provided general valuation guidance should Company A be interested in a potential transaction with Envivio and indicated that Company A must move quickly in order to be considered as a credible buyer. Both individuals agreed that Envivio should provide Company A a summary update of Envivio's recent business developments and other updates.

        On August 28, 2015, representatives of Evercore called Company A's financial advisors to provide general valuation guidance and to indicate that Company A should provide an indication of its interest no later than August 31, 2015 if it were interested in submitting a non-binding indication of interest.

        On August 28, 2015, Mr. Signès, Mr. Miller and representatives of Evercore met with representatives of Company A, including its Chief Executive Officer, and Company A's financial advisors to provide information on developments in Envivio's business since Company A had last performed diligence earlier in the year, including information about Envivio's recent financial performance.

        On August 28, 2015, representatives of Evercore called representatives of Citigroup to inform them that the Envivio Board had indicated Envivio would continue to move forward with the due diligence process with Ericsson, but would require Ericsson to pay $4.75 per share to purchase Envivio.

        On August 28, 2015, Paul Weiss provided to Pillsbury an initial draft of the merger agreement between Envivio and Ericsson.

        Between August 28, 2015 and August 31, 2015, at the direction of the Envivio Board, Evercore reached out to the most interested potential buyers in the 2015 Spring Market Check, consisting of Company B and one other potential buyer to communicate that Envivio was considering an acquisition transaction with a credible buyer, would likely be entering into exclusivity soon and that any acquisition offers would need to be made promptly.

        On August 28, 2015, Company B and one other potential buyer indicated to Evercore that they wanted to discuss the potential opportunity internally and would respond to Evercore at a later date. After additional follow-up, neither of these companies ultimately expressed an interest in pursuing a transaction with Envivio.

        On August 29, 2015, Paul Weiss provided to Pillsbury an initial draft of the form of tender and support agreement that Ericsson requested be executed concurrently with the merger agreement by certain investors affiliated with Crescendo Ventures, Sageview Capital and HarbourVest Capital (the "Significant Stockholders"), each of whom had individual representatives on the Envivio Board. Drafts of such tender and support agreement were circulated to the Significant Stockholders and their counsel for review and comment.

        Between receipt of the initial drafts of the merger agreement and tender and support agreement received on August 28, 2015 and August 29, 2015 through September 9, 2015, representatives of Ericsson and its advisors, including Citigroup and Paul Weiss, and Envivio and its advisors, including Evercore and Pillsbury, negotiated the merger agreement and the form of tender and support agreement, and drafts of these agreements were exchanged between the two sides. During such time, Envivio also engaged French counsel to assist in the matters pertaining to French law and Delaware counsel to provide further counsel as to certain matters involving Delaware law.

        On August 30, 2015, Company A's Chief Executive Officer called Mr. Kramer to update him on Company A's review of a potential transaction with Envivio. During the call, Company A's Chief Executive Officer stated that Company A may consider a transaction with Envivio in the $4 range if it had more time to conduct due diligence, but that it would need more time than September 10, 2015 to be in a position to execute a merger agreement. He also indicated that the preliminary valuation in the $4 range had neither been reviewed nor approved by Company A's full board of directors.

        On August 31, 2015, Ericsson, through Citigroup, submitted a written, non-binding proposal for the acquisition of Envivio increasing its offer price per share from $4.00 to $4.10, which Ericsson stated was subject to satisfaction of certain conditions, the confirmation of certain assumptions and subject to further due diligence. There were no financing contingencies associated with this offer. In order to proceed in discussions, Ericsson required a 15-day exclusivity period. Citigroup informed Evercore that Ericsson would not be submitting another indication of interest and characterized this most recent indication of interest as a final offer; Citigroup further informed Evercore that the exclusivity letter would need to be executed by the end of the day on September 1, 2015 to proceed with any discussions.

        On August 31, 2015, the Envivio Board met telephonically with representatives of Evercore and Pillsbury to review the updated Ericsson indication of interest and exclusivity letter received earlier that day. The Envivio Board also discussed, with the assistance from Evercore and Envivio management, feedback from additional potential buyers that had been contacted and discussed, in detail, the current status of negotiations with Ericsson and Company A. During this meeting and in response to a prior inquiry from the Envivio Board, representatives of Evercore confirmed that Evercore had served as Ericsson's financial advisors in the past and been paid transaction fees by Ericsson in connection with some of this work. Evercore had previously provided to the Envivio Board on August 30, 2015 a detailed list of transaction fees that Evercore had received from Ericsson over the past five years. Evercore also discussed other potential conflicts of interest in its relationship with Ericsson. Such representatives further described the fairness opinion process, and confirmed to the Envivio Board that Envivio was their only interest in respect to any and all acquisition negotiations and transactions with Ericsson. Evercore further confirmed that the members of its firm who would serve on the fairness opinion committee for this transaction would not have actively served as a financial advisor to Ericsson in the past. The Envivio Board discussed, with the assistance of Pillsbury, potential conflicts of interest with Evercore and whether it would be necessary or advisable to retain a separate financial advisor to advise the Envivio Board and, if requested, render a fairness opinion to the Envivio Board about a potential transaction. The Envivio Board determined that in light of the nature and extent of the relationship of Evercore and Ericsson and the internal procedures in place at Evercore, it was neither necessary nor advisable to retain a separate financial advisor in connection with this transaction. The Envivio Board, with input from its advisors, also discussed the revised offer from Ericsson. The Envivio

Board directed Evercore to indicate to Ericsson that Envivio would not attempt to further negotiate an increase in the offer price, but wanted to discuss certain key terms in the draft merger agreement before entering into exclusivity. The Envivio Board scheduled a board meeting for September 1, 2015 to further review negotiations with Ericsson and Company A and to review the proposed exclusivity letter with Ericsson. Also at this board meeting, the independent directors of the Envivio Board met outside the presence of management to discuss strategic matters.

        Following the Envivio Board meeting on August 31, 2015, representatives of Evercore called the financial advisors of Company A to confirm whether or not Company A would be submitting a preliminary, non-binding indication of interest for the acquisition of Envivio. Company A's financial advisors indicated that Company A remained interested in a transaction with Envivio, potentially at a price of more than $4.00 per share, but would be unable to complete diligence in the timeline outlined by Envivio. As a result, Company A declined to submit an indication of interest or anything in writing regarding a transaction with Envivio.

        Following the Envivio Board meeting on August 31, 2015, representatives of Evercore called representatives of Citigroup to inform them that Envivio would not attempt to further negotiate the offer price of $4.10 per share with Ericsson, but Envivio declined to enter into exclusivity with Ericsson until certain key terms in the draft merger agreement were discussed.

        On September 1, 2015, representatives of Paul Weiss and Pillsbury had a discussion about certain key terms in the draft merger agreement.

        On September 1, the Envivio Board met telephonically, with representatives of Evercore and Pillsbury also participating. The Envivio Board discussed, with the assistance from Evercore and Envivio management, the current status of negotiations with Ericsson, Company A and noted no further updates with respect to all other potential bidders who had previously indicated no interest in pursuing a transaction with Envivio. Representatives of Evercore provided a detailed update on its conversation with Company A's financial advisors. The Envivio Board further reviewed the proposed terms of the exclusivity agreement with Ericsson, including the brief duration of the exclusivity period. After review of such terms, noting the brief duration of the requested exclusivity period, and evaluation of, among other things, the results of the Spring 2015 Market Check, the results of the recently completed market check with Company A, Company B and the other company targeted by Envivio, the recent refusal of Company A to submit a nonbinding indication of interest in writing, confirmation that Company A had not discussed this recent opportunity with its full board of directors notwithstanding adequate notice and time as well as the pattern of discussions between Envivio and Company A during the 2015 Spring Market Check, the potential value of Envivio as a stand-alone company including Envivio's product pipeline, potential growth, the potential acquisitions of competitors, and the potential likelihood of achieving a higher price with Ericsson and any other bidder if Envivio did not enter into the exclusivity agreement, the Envivio Board determined that Envivio should enter into the exclusivity agreement with Ericsson on the current terms proposed.

        On September 1, 2015, Envivio entered into the exclusivity agreement with Ericsson providing that Envivio would work exclusively with Ericsson until September 15, 2015 on a potential acquisition of Envivio by Ericsson. Following execution of the exclusivity agreement on September 1, 2015, Ericsson and its advisors were provided access to additional due diligence information in the online data room, and over the course of the next ten days, Envivio and its advisors provided additional due diligence information and responded to additional inquiries from Ericsson, Paul Weiss and other Ericsson advisors.

        On September 2, 2015, a representative of Ericsson and Mr. Signès met telephonically and further discussed Ericsson's acquisition proposal and the target price per share.

        On September 8, 2015, the Envivio Board met with its financial and legal advisors to review the form of merger agreement presented by Ericsson to Envivio. Pillsbury reviewed for the Envivio Board the fiduciary duties of directors and material matters to be considered when deciding to approve the sale of a Delaware corporation. Representatives of Evercore reviewed Evercore's financial analyses of the consideration proposed to be paid in the offer and the merger, a copy of which had been previously distributed to the Envivio Board, and rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 10, 2015 to the effect that, as of such date and based upon and subject to the various qualifications, limitations, assumptions and conditions set forth in its opinion, the consideration per share of $4.10 to be paid to the Envivio stockholders in the Offer and the Merger was fair to such stockholders from a financial point of view. See "Item 4—Opinion of Envivio's Financial Advisor". Pillsbury then reviewed the material provisions of the definitive merger agreement, prior drafts of which had been previously circulated to the Envivio Board. The Envivio Board discussed, among other things, the deal certainty and termination rights provisions. Pillsbury also reviewed the terms of the form of tender and support agreement, a copy of which had been previously distributed to the Envivio Board. The Envivio Board further discussed the value of Envivio as an ongoing business and the potential benefits and risks of continuing the business as a stand-alone company, including the risks posed by customers moving increasingly to purchasing end-to-end solutions or building their own video networking solutions. The Envivio Board also discussed and considered the recent announcement of AmazonWeb Services acquisition of Elemental Technologies, an Envivio competitor, and the continued consolidation in the video networking industry, including among customers and potential customers and the potential threat and risks this posed to Envivio's competitiveness as a standalone business. The independent directors of the Envivio Board then met outside the presence of management to discuss strategic matters.

        Pillsbury then reviewed and discussed with the Envivio Board the proposed resolutions regarding the transaction and, following additional discussion, the Envivio Board unanimously agreed and determined, for the reasons more fully described in "Item 4—The Solicitation or Recommendation—Reasons for the Recommendation of the Envivio Board", that the Offer and the Merger were advisable and in the best interests of Envivio and its stockholders, and the Envivio Board voted unanimously to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

        Following the meeting of the Envivio Board, representatives of Ericsson and its advisors, including Paul Weiss, and Envivio and its advisors, including Pillsbury, worked to finalize the transaction documents. In addition, each of the Significant Stockholders executed and delivered the tender and support agreement.

        On September 10, 2015, the parties executed the Merger Agreement and related documents, including the tender and support agreement. On that same day, Ericsson and Envivio issued separate press releases announcing the execution of the Merger Agreement.

Reasons for Recommendation

        In evaluating the Merger Agreement and the Transactions, Envivio's Board consulted with Envivio's management and legal advisors at Pillsbury and financial advisors at Evercore and, in reaching its unanimous determination to approve the Merger Agreement and recommend the Transactions to Envivio's stockholders, Envivio's Board relied upon and considered numerous factors, including the following material factors, each of which is supportive of its determination and recommendation.

  •
  Envivio's Business and Financial Condition and Prospects.  Envivio's business, assets, financial condition, results of operations, competitive position and prospects as well as its long-range plan. Envivio's Board considered, among other factors that the holders of the Shares would continue to be subject to the risks and uncertainties of Envivio executing on its long-range plan if it remained independent. Envivio's Board weighed the certainty of realizing a value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future and the substantial risk and uncertainty associated with

    Envivio and its business (including the risk factors set forth in Envivio's Quarterly Report on Form 10-Q for the quarter ended July 31, 2015).

  •
  Specific and General Market Conditions.  Envivio's competitive position in the IP video processing solutions market in which it operates, uncertainty in future deployments by potential customers and the volatile global economic and stock market conditions;

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  Cash Consideration.  The Offer Price will be paid in cash providing certainty, immediate value and liquidity to Envivio's stockholders;

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  Premium to Market Price.  The historical market prices, trading volume, volatility and other trading information with respect to the Shares, including that the $4.10 Offer Price to be paid for each Share represents an approximately 116% premium to the closing price of $1.90 per Share on September 9, 2015 as well as a 124% premium to the one month average stock price of $1.83;

  •
  Strategic Alternatives.  Envivio's Board's belief, after a review of potential strategic alternatives and discussions with Envivio's management and advisors, that the $4.10 per Share Offer Price is more favorable to the stockholders of Envivio than the potential value that might have resulted from other strategic opportunities potentially available to Envivio, including remaining as a standalone company or pursuing a business combination transaction with another party;

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  Arm's-Length Negotiations.  Envivio's Board's belief that as a result of arm's-length negotiations with Ericsson, Envivio and its representatives had negotiated the highest price per Share that Ericsson was willing to pay for Envivio and that the terms of the Merger Agreement include the most favorable terms to Envivio in the aggregate to which Envivio was willing to agree;

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  Financial projections.  Certain limited prospective forecasts for Envivio prepared by Envivio management, which reflect an application of various commercial assumptions of Envivio's management to the latest available long-range plans of Envivio. For further discussion, see "Item 8. Additional Information—Certain Company Management projections;"

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  Third Party Solicitation Process.  After discussions with Evercore and management of Envivio, Envivio's Board considered that Ericsson was the only potentially interested and capable counterparty that submitted and did not withdraw a written indication of interest;

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  Availability of Appraisal Rights.  The availability of statutory appraisal rights under the DGCL in connection with the Merger for Envivio stockholders who do not tender their Shares in the Offer and who otherwise comply with the statutory requirements of the DGCL, and who believe that exercising their appraisal rights would yield them a greater per Share amount than the Merger would;

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  Likelihood of Completion.  Envivio's Board's belief that the Offer and the second-step Merger likely would be completed based on, among other things, the limited number of closing conditions to the Offer and the Merger, including the absence of a financing condition;

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  Likelihood of Completion.  Envivio's Board's belief that the business reputation of Ericsson and its management and the substantial financial resources of Ericsson and, by extension, Purchaser, supported the conclusion that a transaction with Ericsson and Purchaser could be completed relatively quickly and in an orderly manner;

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  Risks of Remaining Independent.  Envivio's Board's assessment of Envivio's prospects for substantially increasing stockholder value as a standalone company above $4.10 per Share, including its consideration of the following factors:

  •
  the relatively small size and scale of Envivio's operations, which presents resource constraints that challenge growth in the business as well as employee retention issues;

    •
    Envivio's ability to compete in the IP video processing solutions market against companies that are substantially larger and better capitalized than Envivio;

    •
    the risk of delay or interruption in anticipated revenue growth from customers, which could be impacted by multiple factors, such as customers' unwillingness to do business with Envivio due to its uncertain financial position, as well as the timing of capital spending projects by potential customers, general market timing, technical problems, and other factors not directly controlled by Envivio;

    •
    lack of confidence of the investment community in Envivio's ability to accurately forecast its business and operating results properly;

    •
    the importance of scale for achieving sustained revenue growth and structural unit cost reductions in order to compete effectively in the IP video processing solutions market;

    •
    the potential for further requirements for cash to fund operations which may require incurring new debt or issuing additional equity that may be dilutive to existing stockholders.

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  Terms of the Offer.  The fact that if any of the conditions to the Offer are not satisfied or waived as of any then-scheduled expiration time, the Merger Agreement provides that Purchaser will be required to extend the Offer for one or more successive extension period periods of at least two business days but no more than ten business days (or such longer period as Ericsson and Envivio agree) but not beyond December 31, 2015;

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  Opinion of Financial Advisor.  The oral opinion of Evercore, confirmed by delivery of a written opinion dated September 10, 2015, to the Envivio Board as to the fairness, from a financial point of view and as of such date, of the $4.10 per Share cash consideration to be received by holders of Shares, which opinion was based upon and subject to the assumptions, limitations, qualifications and conditions described in such opinion as more fully described under the caption "Opinion of Envivio's Financial Advisor." Evercores's opinion does not constitute a recommendation. Evercore's opinion does not constitute a recommendation to the Board of Directors or to any other person in respect of the Offer and the Merger, including as to whether any holder of shares of Company Common Stock should tender in the offer, or how any holder of Shares should vote, if required, in respect of the Merger or otherwise act in respect of the Offer or the Merger.

  •
  Terms of the Merger Agreement.  The terms and conditions of the Merger Agreement, including the following factors:

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  the ability of Envivio's Board under the Merger Agreement to withdraw or modify its recommendation that the Envivio stockholders accept the Offer and tender their Shares in connection with an alternative offer that the Board concludes in good faith (after consultation with outside legal counsel and its financial advisor) constitutes a superior proposal, and Envivio's right to terminate the Merger Agreement in order to accept a superior proposal and enter into a definitive agreement with respect to such superior proposal, subject to payment of a termination fee by Envivio;

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  the customary nature of the conditions to Ericsson's obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

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  the right to cure breaches or failure to perform any of Envivio's representations, warranties, covenants or other agreements (provided such breaches or failures are by their nature curable) within 20 business days following notice before Ericsson may terminate the Merger Agreement due to such breaches or failures to perform;

  •
  the conclusion of Envivio's Board that (i) the termination fee of $4.75 million (approximately 3.8% of the equity value of the Transactions), which is payable by Envivio if the Merger Agreement is terminated in connection with a superior proposal or certain other events, and (ii) reimbursement by Envivio of reasonable expenses up to $750,000 in the event the Merger Agreement is terminated due to a breach by Envivio of any of its representations, warranties or covenants are customary and reasonable and will not unduly inhibit Envivio's Board from approving a superior proposal if such were available;

    •
    the fact that the Merger will be governed by Section 251(h) of the DGCL, which permits Ericsson to close the second-step Merger without the need for, and the delays occasioned by, a vote of stockholders if a majority of the outstanding Shares are tendered in the Offer;

        Envivio's Board also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

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  No Stockholder Participation in Future Growth.  Envivio will no longer exist as an independent company and that Envivio's stockholders will not participate in any future growth of Envivio as an independent company or in any synergies with Ericsson resulting from the Transactions, including any potential future benefit from the continued development and commercialization of Envivio's new products;

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  Effect of Public Announcement.  The effect of the announcement and pendency of the Merger Agreement and the Offer on Envivio's operations, employees, distributors, customers, collaboration partners and suppliers;

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  Effect of Failure to Complete Transactions.  If the Offer and the other Transactions are not consummated in a timely manner or at all:

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  the trading price of Shares could be adversely affected;

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  Envivio may have incurred significant transaction and opportunity costs attempting to consummate the transactions;

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  Envivio may have lost potential customers, business partners and employees after announcement of the Offer;

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  Envivio's business may be subject to significant disruption; and

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  Envivio's directors, officers and other employees will have expended considerable time and effort to consummate the transactions;

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  Ability to Respond to Competing Proposals.  The restrictions in the Merger Agreement that prohibit Envivio from soliciting or initiating discussions with third parties regarding a competing offer for Envivio may place certain constraints on Envivio's ability to respond to such proposals, subject to the fulfillment of certain fiduciary duties of the Board;

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  Termination Fee.  The termination fee of up to $4.75 million plus reimbursement of reasonable expenses of up to $750,000 payable by Envivio to Ericsson upon the occurrence of certain events may deter other potential acquirors from publicly making a competing offer for Envivio that might be more advantageous to Envivio stockholders;

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  Taxable Consideration.  The gain realized by Envivio stockholders as a result of the Offer and the second-step Merger generally will be taxable to Envivio stockholders for U.S. federal income tax purposes; and

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  Interim Restrictions on Business.  The restrictions in the Merger Agreement on the conduct of Envivio's business prior to the consummation of the Merger, which may delay or prevent Envivio from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger, and the potentially adverse impacts on Envivio's business and financial condition if the Offer is not consummated and the Merger does not occur.

        In addition to the above, Envivio's Board considered the arrangements and possible conflicts of interest of certain Envivio officers and directors. See "Item 3—Past Contacts, Transactions, Negotiations and Agreements."

        Envivio's Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

        The foregoing discussion of Envivio's Board's reasons for its recommendation that Envivio stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and factors considered by Envivio's Board in consideration of its recommendation. In view of the wide variety of factors considered by Envivio's Board in connection with the evaluation of the Offer and the complexity of these matters, Envivio's Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information reviewed, and the judgments of individual members of Envivio's Board may have been influenced to a greater or lesser degree by different factors.

        For the reasons described above, Envivio's Board unanimously recommends that the Envivio stockholders accept the Offer and tender their Shares in the Offer.

Intent to Tender

        To Envivio's knowledge, after making reasonable inquiry, all of Envivio executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons or entity immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition Ericsson and Purchaser have entered into Tender Agreement with with entities affiliated with Crescendo Ventures, Sageview Capital and Harbourvest International Private Equity Partners (the "Tendering Stockholders"), pursuant to which the Tendering Stockholders agreed to validly and irrevocably tender pursuant to the Offer all Shares held by them, which represented approximately 34% of all outstanding Shares on such date (assuming no exercise of outstanding equity awards), to tender all of their Shares, as well as any additional Shares that they may acquire, to Purchaser in the Offer. The Tender Agreement will terminate in the event the Merger Agreement is terminated and in certain other circumstances.

Certain Financial Projections

        Envivio does not, as a matter of course, make detailed, short-term or long-term public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. At the February 3, 2015 Envivio Board meeting, Envivio's Board reviewed and approved the projected financial plan for the fiscal year 2016 (the "Fiscal 2016 Plan") in the ordinary course of business for operating purposes. In April 2015, in connection with the Board's review of ongoing strategic initiatives, the Envivio Board reviewed and approved the projected financial plan for fiscal years 2017 and 2018 (together, with the Fiscal 2016 Plan, the "Company Plan"). In addition, Envivio management prepared financial projections for fiscal years 2019 and 2020, which it provided to Evercore in connection with the preparation by Evercore of its financial analyses of the proposed transaction.

        In August 2015, management prepared an extrapolation of the Company Plan (the "August 2015 Extrapolation") incorporating the assumption that the financial trends experienced by Envivio in the first half of fiscal year 2016 continued throughout fiscal years 2016, 2017 and 2018. The August 2015 Extrapolation was prepared by management solely for illustrative purposes and in connection with the bringdown diligence review by potential buyers in August 2015. Both the Company Plan and August 2015 Extrapolation were provided to Ericsson, Purchaser and Evercore. However, Envivio's Board did not approve the August 2015 Extrapolation as Envivio's financial plan and advised Evercore to rely upon the Company Plan in rendering its opinion.

        The projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. The projections do not comply with generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The projections were prepared by employees of Envivio without the assistance of Ericsson, Purchaser or any of their affiliates. The projections are not being included in this Schedule 14D-9 to influence any stockholder's decision whether to tender Shares in the Offer, but because this information was made available by Envivio to Ericsson, Purchaser and Evercore.

        The projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Envivio and exclude, among other things, transaction-related expenses. With respect to the assumptions, please note the following:

        Important factors that may affect actual results and results of Envivio's operations, or could lead to the projections not being achieved include factors that are more fully described in the "Risk Factors" section of Envivio's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2015 as filed with the SEC. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and conditions in the industries in which Envivio operates, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Envivio and its management. The projections also reflect assumptions as to certain business decisions that are subject to change.

        Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any member of Envivio or any of their respective affiliates, advisors, officers, directors, partners, members or representatives considered or consider the projections to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. Neither Envivio nor any of their respective affiliates, advisors, officers, directors, partners, members or representatives can give you any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither Envivio nor any of their respective affiliates intends to make publicly available an update or other revisions to the projections. Neither Envivio nor any of their respective affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any Stockholder or other person regarding the ultimate performance of Envivio compared to the information contained in the projections or that the projections will be achieved. Envivio has made no representation to Ericsson or Purchaser or any of their respective affiliates concerning the projections.

        All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Envivio's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2015. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Envivio's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2015, or in Envivio's other periodic reports are not applicable to any forward looking statements made in connection with the Offer.

Stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

        The following table presents selected unaudited prospective financial data that represents the Company Plan as prepared and approved by the Envivio Board in April 2015 as well as selected unaudited prospective financial data for fiscal years 2019 and 2020 that was prepared by management and provided only to Evercore in connection with Evercore's preparation of its financial analyses of the transaction identified in the table below under the columns titled "Mgmt. Projections":

	Fiscal Year Ended January 31,
	Company Plan			Mgmt. Projections
	FQ4 2016E
		2017E	2018E	2019E	2020E
Revenue	$14	$65	$81	$91	$101
Gross Profit	9	42	53	60	66
GAAP Operating Income	0	4	8	10	12
Plus Depreciation and Amortization	1	3	3	3	5
Plus Stock-based compensation	1	1	1	1	1
Adjusted EBITDA(1)	2	8	12	15	18
Less: Depreciation	(1)	(3)	(3)	(3)	(5)
Less: Stock-based compensation	(1)	(1)	(1)	(1)	(1)
EBIT(2)	(0)	4	8	10	12
Less: Taxes(3)	0	(1)	(3)	(4)	(4)
Tax-effected EBIT	(0)	3	5	7	8
Plus: Depreciation	1	3	3	3	5
Less: Changes in Working Capital	(1)	(4)	(3)	(3)	(4)
Less: Capital Expenditures	(1)	(3)	(3)	(4)	(5)
Unlevered Free Cash Flow	(2)	(1)	2	3	4

(1)
"Adjusted EBITDA" means operating income (loss) from operations under U.S. GAAP adjusted to exclude the impact of stock-based compensation plus depreciation and amortization.

(2)
"EBIT" means operating income (loss) from operations under U.S. GAAP.

(3)
Represents an assumed tax rate of 35%.

        The following table presents selected unaudited prospective financial data that represents the August 2015 Extrapolation prepared by management in August 2015:

	Fiscal Year Ended January 31,
	2016E	2017E	2018E
Revenue	$50.0	$64.7	$80.8
Gross Profit	$35.9	$46.7	$59.6
Adjusted EBIT	$3.7	$9.5	$15.8
Adjusted EBITDA	$6.5	$12.4	$18.8
Adjusted Net Income	$3.3	$9.0	$15.4

        The August 2015 Extrapolations include both GAAP and non-GAAP information. The projections were not prepared for any purpose outside the purpose indicated in this Schedule 14D-9.

        For purposes of the August 2015 Extrapolations, Envivio management prepared non-GAAP financial information, including non-GAAP adjusted earnings before interest and taxes (EBIT), non-GAAP adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted net income, all of which exclude stock-based compensation and bonus accrual expense related to Envivio's annual management bonus program.

	Fiscal Year Ended January 31,
	2016E	2017E	2018E
GAAP Operating Income	$1.0	$6.6	$12.9
Plus Stock-based compensation	1.0	0.9	0.9
Plus Bonus Accrual	1.7	2.0	2.0
Adjusted EBIT	3.7	9.4	15.8
Plus Depreciation and Amortization	2.8	2.9	2.9
Adjusted EBITDA	6.5	12.4	18.8
GAAP Net Income	0.6	6.1	12.5
Plus Stock-based compensation	1.0	0.9	0.9
Plus Bonus Accrual	1.8	2.0	2.0
Adjusted Net Income	3.3	9.0	15.4

        BY INCLUDING IN THIS SCHEDULE 14D-9 A SUMMARY OF ENVIVIO'S INTERNAL FINANCIAL FORECASTS, ENVIVIO UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL FORECASTS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FORECASTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL FORECASTS ARE SHOWN TO BE IN ERROR OR CHANGE.

Opinion of Envivio's Financial Advisor

        Envivio has retained Evercore to act as its financial advisor in connection with the Offer and the Merger. As part of this engagement, Envivio requested that Evercore evaluate the fairness, from a financial point of view, of the consideration to be received by the holders of Envivio's common stock in connection with the Offer and the Merger. At a meeting of the Envivio Board of Directors on September 9, 2015, Evercore rendered an oral opinion to the Board of Directors, subsequently confirmed in its written opinion dated September 10, 2015, to the effect that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Evercore's written opinion, the consideration to be received by the holders of the Envivio common stock is fair, from a financial point of view, to such holders.

        The full text of Evercore's written opinion dated September 10, 2015 is attached as Annex I to this Schedule 14D-9. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Evercore in rendering its opinion. We encourage you to read Evercore's opinion carefully and in its entirety. Evercore's opinion was directed to Envivio's Board of Directors and addresses only the fairness from a financial point of view of the consideration to be received by the holders of the Envivio common stock, as of the date of the opinion, and not any other aspects of the Offer or the Merger. Evercore's opinion does not constitute a recommendation to the Board of Directors or to any other person in respect of the Offer and the Merger, including as to whether any holder of shares of our common stock should tender in the Offer, or how any holder of shares of our common stock should vote in respect of the Merger or otherwise act in respect of the Offer or the Merger. The summary of the Evercore opinion set forth below is qualified in its entirety by reference to the full text of the opinion.

        In connection with its opinion, Evercore:

  •
  reviewed certain publicly available business and financial information relating to Envivio that it deemed to be relevant, including publicly available research analysts' estimates;

  •
  reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Envivio prepared and furnished to Evercore by the management of Envivio;

  •
  reviewed certain non-public projected financial data relating to Envivio under alternative business assumptions prepared and furnished to Evercore by the management of Envivio;

  •
  reviewed certain non-public historical and projected operating data relating to Envivio prepared and furnished to Evercore by the management of Envivio;

  •
  discussed the past and current operations, financial projections and current financial condition of Envivio with the management of Envivio (including their views on the risks and uncertainties of achieving such projections);

  •
  reviewed the reported prices and the historical trading activity of Envivio's common stock;

  •
  compared the financial performance of Envivio and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

  •
  compared the financial performance of Envivio and the valuation multiples relating to the Merger with those of certain other transactions that Evercore deemed relevant;

  •
  reviewed the Merger Agreement;

  •
  performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

        For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial data relating to the Envivio referred to above, Evercore assumed that it had been reasonably prepared by Envivio management on bases reflecting the best currently available estimates and good faith judgments of the management of Envivio as to the future financial performance of Envivio under the alternative business assumptions reflected therein. Evercore expresses no view as to any projected financial data relating to Envivio or the assumptions on which they are based. For purposes of rendering its opinion, Evercore assumed, material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer and the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Offer and the Merger or materially reduce the benefits to the holders of Envivio common stock of the Offer or the Merger.

        Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Envivio, nor was it furnished with any such appraisals, nor has Evercore evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore's opinion was necessarily based upon information made available to Evercore as of the date of the opinion, and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. It is understood that subsequent developments may affect Evercore's opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

        Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness, from a financial point of view, of the consideration to be received by the holders of Envivio's common stock in the Offer or the Merger. Evercore did not express any view on, and its opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of Envivio, nor the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Envivio, or any class of such persons, whether relative to the consideration to be paid in connection with the Offer and the Merger or otherwise. Evercore did not express any view on, and its opinion did not address, any other terms or other aspects of the Offer or the Merger, including, without limitation, the form or structure of the Offer and the Merger, the terms and conditions of the merger agreement or any other agreements or arrangements entered into or contemplated in connection with the Offer or the Merger, and that any modification to the structure of the transaction will not vary in any respect material to its analysis.

        Evercore's opinion does not address the relative merits of the Offer and the Merger as compared to other business or financial strategies that might be available to Envivio, nor does it address Envivio's underlying business decision to engage in the Offer and the Merger. Evercore expressed no opinion as to the price at which the shares of Envivio's common stock will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Envivio and its advisors with respect to legal, regulatory, accounting and tax matters.

Summary of Material Financial Analyses

        The following is a brief summary of the material financial analyses that were reviewed with the Envivio Board of Directors on September 9, 2015. The summary of Evercore's financial analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

        In arriving at its opinion, Evercore did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Considering selected portions of the analyses and reviews in the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Evercore's opinion.

        For purposes of its analyses and reviews, Evercore considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Envivio. No company, business or transaction used in Evercore's analyses and reviews as a comparison is identical to Envivio or the Offer and the Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Evercore's analyses and reviews. The estimates contained in Evercore's analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore's analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore's analyses and reviews are inherently subject to substantial uncertainty.

        The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Evercore's analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Evercore's analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Evercore's analyses and reviews.

        Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 8, 2015 and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

        As part of its analysis, Evercore performed a discounted cash flow analysis, which is a method used to estimate the implied present value of an asset by calculating the present value of the estimated future cash flows to be generated by that asset. The present value of those future cash flows is then obtained by discounting those future cash flows or amounts by a discount rate.

        Evercore's discounted cash flow analysis was intended to estimate the implied present value, as of October 31, 2015, of (1) the unlevered, after-tax free cash flows that Envivio management projected would be generated by Envivio during the period from October 31, 2015 through January 31, 2020, plus (2) the estimated terminal value of Envivio as of January 31, 2020. Evercore's discounted cash flow analysis was based on financial projections provided by Envivio management, including financial projections from Envivio management for the period from January 31, 2015 through January 31, 2018 previously approved by the Board of Directors of Envivio, and financial projections from Envivio management for the period from January 31, 2018 through January 31, 2020, in each case adjusted to exclude stock-based compensation as described above under "Certain Financial Projections." Evercore also separately estimated the implied present value, as of October 31, 2015, of Envivio's approximately $86 million of net operating losses as being approximately $17 million, based on the financial projections provided by Envivio management. Evercore performed its discounted cash flow analysis for Envivio on a standalone basis.

        Evercore estimated a terminal value for Envivio by applying a multiple of 6.5x to 8.5x (representing an implied growth rate of 9.3% to 12.1% in perpetuity) to the projected earnings before interest, tax, depreciation and amortization ("EBITDA") of Envivio, as adjusted, in the twelve-month period ended January 31, 2020. Evercore estimated the terminal value multiple based on the financial projections provided by Envivio management, the trading multiples for the companies included in the selected publicly traded companies analysis described below, and its professional judgment given the nature of Envivio and its business and industry. The cash flows and the terminal value were then discounted to present value using a range of discount rates from 13.0% to 15.0%, based on an estimate of Envivio's weighted average cost of capital. Evercore estimated Envivio's weighted average cost of capital based on application of the capital asset pricing model, details regarding the capitalization of the companies included in the selected publicly traded companies analysis described below, and its professional judgment given the nature of Envivio and its business and industry. The resulting range of implied enterprise values for Envivio was then reduced by the amount of Envivio's projected net debt (calculated as debt less cash and cash equivalents) as of October 31, 2015, to produce a range of implied equity values for Envivio. Evercore's discounted cash flow analysis indicated an implied per-share equity value for Envivio on a standalone basis of approximately $3.94 to $4.80.

Selected Publicly Traded Companies Analyses

        Evercore reviewed publicly available financial and market information for Envivio, Ericsson, and the selected public companies listed in the table below, which were the companies Evercore deemed most relevant to consider in relation to Envivio, based on its professional judgment and experience, because they are public video infrastructure / software companies with operations that for purposes of this analysis Evercore considered similar to the operations of Envivio.

        Evercore reviewed, among other things, the enterprise values of the selected public companies as a multiple of estimated revenue and EBITDA for calendar year 2015. The EBITDA for all of the selected public companies was adjusted to exclude stock-based compensation and extraordinary items, and enterprise values were generally calculated as equity value (based on the per share closing price of each selected public company on September 8, 2015, multiplied by the fully diluted number of such company's outstanding equity securities on such date), plus debt, plus minority interest, less cash and cash equivalents (in the case of debt, minority interest, cash and cash equivalents, as set forth on the most recent publicly available balance sheet of such company, and in the case of minority interest, where applicable). The financial data of the selected publicly traded companies used by Evercore for this analysis were based on publicly available research analysts' estimates and, in the case of Envivio, on historical financial and operating data for the period from January 31, 2015 through July 31, 2015 and the projections provided by Envivio management for the period from July 31, 2015 through January 31, 2016. The calendar year 2015 and 2016 revenue multiples for each of the selected public companies are set forth in the table below. For purposes of its analysis, Evercore assumed that the fiscal years ended January 31, 2016 and January 31, 2017 for Envivio are comparable to calendar years 2015 and 2016, respectively, for the selected public companies.

Selected Public Company	EV / CY2015E Revenue	EV / CY2016E Revenue	EV / CY2015E EBITDA	EV / CY2016E EBITDA
Cisco	2.0x	1.9x	6.1x	5.8x
Ericsson	1.0x	1.0x	7.6x	6.4x
ARRIS	1.0x	0.9x	7.7x	6.9x
Technicolor	1.0x	0.8x	6.0x	5.7x
Rovi	3.3x	3.0x	8.6x	7.3x
Pace	0.6x	0.6x	5.9x	5.7x
Kudelski	1.0x	1.0x	7.7x	7.8x
TiVo	1.7x	1.5x	5.1x	4.2x
Harmonic	1.0x	0.9x	9.2x	6.8x
Teleste	0.7x	0.7x	8.9x	6.8x
Brightcove	1.2x	1.1x	27.8x	18.5x
Vecima Networks	1.6x	NA	5.4x	NA
SeaChange	1.3x	1.2x	NM	18.4x
Ateme	1.0x	0.7x	NM	16.3x
Reference:
Envivio	0.4x	0.3x	6.3x	2.7x
Mean	1.3x	1.2x	8.8x	9.0x
Median	1.0x	1.0x	7.6x	6.8x

        Evercore estimated a reference range of revenue multiples of 1.00x to 1.30x for the fiscal year ended January 31, 2016, and 0.80x to 1.10x for the fiscal year ended January 31, 2017, based on its review of the revenue multiples for the selected public companies for calendar 2015 and 2016. Evercore's practice is to use revenue multiples rather than EBITDA multiples to value companies like Envivio given the relative amounts of projected revenue and EBITDA for the fiscal years ended January 31, 2016 and January 31, 2017 in Envivio management's financial projections, and based on its experience and professional judgment. This analysis indicated an implied equity value per share for Envivio of approximately $2.86 to $3.36 using the reference range of multiples for the fiscal year ended January 31, 2016, and $2.86 to $3.48 using the reference range of multiples for the fiscal year ended January 31, 2017, respectively.

Selected Precedent Transactions Analysis

        Evercore reviewed, to the extent publicly available, financial information relating to 31 precedent transactions involving providers of cable infrastructure and software and manufacturers of set-top boxes, gateways and other customer premise equipment. Evercore selected these transactions because they represented transactions of which Evercore was aware announced between November 2005 and September 2015 involving companies in the video infrastructure / software industry verticals, which Evercore considered, in its professional judgment and experience, most relevant to the proposed transaction. No company, business or transaction used in this analysis is identical or directly comparable to Envivio or the proposed transaction. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Envivio or the transaction were compared.

        Evercore reviewed transaction values and calculated the enterprise value implied for each target company based on the consideration paid in the selected transaction, as a multiple of the target company's last 12 months ("LTM") revenue (in each case, to the extent publicly available, and calculated for the last 12 month period available prior to the date of announcement of such transaction). The financial data used by Evercore for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.

        Evercore's analysis indicated mean and median enterprise value to LTM revenue multiples of 2.2x and 1.3x, respectively. The announcement date, enterprise value, and enterprise value to LTM revenue multiples for each of the precedent transactions are set forth in the table below.

Announcement Date	Acquirer	Target	Enterprise Value (in millions)	Enterprise Value/LTM Revenue
07/23/15	Technicolor	Cisco's Connected Devices Division	$600	0.3x
07/21/15	Amino Technologies	Entone	61	1.2x
04/22/15	ARRIS Group	Pace	2,202	0.8x
03/31/14	Parallax Capital Partners / StepStone Group	Rovi (DivX and MainConcept)	75	1.0x
03/26/14	Kudelski	Conax	250	2.4x
02/06/14	Belden	Grass Valley	220	0.8x
01/29/14	TiVo	Digitalsmiths	135	6.0x
10/23/13	Pace Plc	Aurora Networks	310	1.4x
04/08/13	Ericsson	Microsoft Mediaroom	NA	NA
02/19/13	Aurora Networks	Harmonic Cable Access Business	46	0.9x
12/19/12	ARRIS Group	Motorola Mobility Home Business	2,350	0.7x
12/06/12	Gores Group	Harris Broadcast Communications	225	NA
03/15/12	Cisco Systems	NDS Group	5,000	5.2x
10/11/11	ARRIS Group	BigBand Networks	53	0.6x
12/22/10	Rovi	Sonic Solutions	720	7.0x
07/26/10	Pace	2Wire, Inc.	420	0.9x
07/26/10	Francisco Partners	Grass Valley	100	0.3x
05/06/10	Harmonic	Omneon	274	2.6x
10/05/09	Kudelski	OpenTV	102	0.9x
06/27/08	Permira Advisers	NDS Group	2,828	3.3x
12/19/07	Pace	Royal Philips Set-Top Box Business	144	0.3x
10/28/07	The Gores Group	Sagem (Safran Broadband Sub)	551	0.3x
09/24/07	EchoStar	Sling Media	380	NA
09/23/07	ARRIS Group	C-COR	609	2.1x
07/31/07	British Sky Broadcasting	Amstrad	198	1.2x
04/23/07	Motorola	Terayon	119	1.8x
02/26/07	Ericsson	TANDBERG Television ASA	1,416	4.0x
02/12/07	LM Ericsson	Entrisphere	250	5.0x
12/04/06	NDS Group	Jungo	108	7.1x
11/14/06	Motorola	Netopia	180	1.6x
11/18/05	Cisco Systems	Scientific-Atlanta	5,278	2.6x

        Evercore then applied a reference range of LTM revenue multiples of 1.5x to 2.5x, derived by Evercore based on its review of the precedent transactions and its experience and professional judgment, to the estimated LTM revenue as of July 31, 2015 of Envivio. A range of implied equity values for Envivio was then calculated by reducing the range of implied enterprise values by the amount of Envivio's projected net debt (calculated as debt less cash and cash equivalents) as of October 31, 2015. This analysis indicated a per-share equity value reference range of approximately $3.26 to $4.63 for Envivio.

52-Week Trading Range

        Evercore reviewed historical trading prices of the Envivio common stock during the 52-week period ended September 8, 2015, noting that the low and high closing prices during such period ranged from $1.22 to $2.11.

Precedent Premiums

        Evercore reviewed and analyzed the premiums paid in 448 worldwide transactions from 2005 to 2015 ranging in size from $25 million to $300 million where the target was a technology company, excluding hostile transactions, self-tenders and repurchases. The table below shows the median premium paid over the highest closing price during the one-day, one-week and one-month periods prior to the announcement of the transaction.

Year	1-Day	1-Week	1-Month
2015	20.9%	24.7%	25.4%
2014	30.7%	30.0%	32.5%
2013	32.5%	37.2%	41.8%
2012	41.8%	43.1%	46.3%
2011	30.1%	34.7%	37.9%
2010	21.1%	25.5%	30.3%
2009	42.7%	47.6%	47.4%
2008	36.4%	37.5%	35.1%
2007	24.1%	30.0%	33.3%
2006	19.1%	21.7%	25.6%
2005	23.2%	23.8%	27.6%
2005 - 2015	28.5%	31.9%	34.9%

        Based on its review of historical premiums paid and its experience and professional judgment, Evercore applied a reference range of premiums of from 20% to 50% to the closing price of Envivio's common stock on September 8, 2015. This analysis indicated a per share range of approximately $2.33 to $2.99 for Envivio.

Miscellaneous

        Under the terms of Evercore's engagement, Evercore has provided Envivio with financial advisory services and delivered a fairness opinion to the Board of Directors of Envivio in connection with the proposed transaction. Pursuant to the terms of its engagement letter, Evercore is entitled to receive an opinion fee of $400,000, which was earned upon delivery of its fairness opinion, and which is fully creditable, to the extent previously paid, against any success fee payable, and a success fee currently estimated to be approximately $1.5 million, which Evercore will earn subject to and upon the consummation of the Transaction. In addition, Envivio has agreed to reimburse Evercore for up to $95,000 of expenses (including legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Evercore and any of its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of Evercore's engagement, any services performed by Evercore in connection therewith or any transaction contemplated thereby.

        Evercore has in the past provided and currently is providing certain financial advisory services to Ericsson, and in the future may provide certain financial and other services to Ericsson and certain of its affiliates, for which Evercore has received and may receive compensation, including, in the past three years, having advised Ericsson on the acquisition of Apcera and sale of Applied Communication Sciences, for which Evercore has received total compensation of $2.8 million.

        Evercore did not recommend any specific amount of consideration to the Envivio Board of Directors or management or that any specific amount of consideration constituted the only appropriate consideration in the transaction for the holders of Envivio common stock.

        In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Envivio, Ericsson and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

        The issuance of Evercore's opinion was approved by an opinion committee of Evercore.

        The Envivio Board of Directors engaged Evercore to act as a financial advisor based on its qualifications, experience and reputation, as well as its familiarity with the business of Envivio. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        Envivio selected Evercore as its financial advisor in connection with the Offer and the Merger based on Evercore's familiarity with Envivio and its industry, as well as its qualifications, expertise, reputation and experience in advising on public mergers and acquisitions transactions. Pursuant to the terms of its engagement letter, Evercore is entitled to receive an opinion fee of $400,000, which was earned upon delivery of its fairness opinion, and which is fully creditable, to the extent previously paid, against any success fee payable, and a success fee currently estimated to be approximately $1.5 million, which Evercore will earn subject to and upon the consummation of the Transaction. In addition, Envivio has agreed to reimburse Evercore for up to $95,000 of expenses (including legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Evercore and any of its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of Evercore's engagement, any services performed by Evercore in connection therewith or any transaction contemplated thereby. In addition, Envivio has agreed to indemnify Evercore and its affiliates, and their respective partners, directors, agents, employees and controlling persons, against liabilities arising in connection with Evercore's engagement.

        Neither Envivio nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Envivio's stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Envivio, for which services no additional compensation will be paid.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Other than pursuant to the Tender Agreement and as set forth below, no transactions with respect to Shares have been effected by Envivio or, to the knowledge of Envivio after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except as follows:

        On August 5, 2015, each non-employee director, other than Michael LaJoie, was granted 28,571 restricted stock units in connection with Envivio's annual meeting of stockholders.

        On August 10, 2015, Envivio granted the following stock options that vest as to 25% on the one year anniversary of the date of grant and the remaining shares vest in 36 equal monthly installments thereafter:

Number of Shares Underlying Options
Julien Signès	150,000
Erik E. Miller	128,000
Anne M. Lynch	90,000

        The option awards described above are subject to the terms and conditions of the Change of Control Severance Arrangements described in "Item 3—Past Contacts, Transactions, Negotiations and Agreements."

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Envivio is not undertaking or engaged in any negotiations in response to the Offer which relate to:

  •
  a tender offer or other acquisition of Envivio's securities by Envivio, any subsidiary of Envivio or any other person;

  •
  any extraordinary transaction, such as a merger, reorganization or liquidation, involving Envivio or any subsidiary of Envivio;

  •
  any purchase, sale or transfer of a material amount of assets by Envivio or any subsidiary of Envivio; or

  •
  any material change in the present dividend rate or policy, or indebtedness or capitalization of Envivio.

        Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION

Certain Litigation

        On September 21, 2015, a lawsuit captioned Hollenkamp v. Envivio, Inc., et al. (Case No. 11528-) ("Hollenkamp") was filed in the Court of Chancery of the State of Delaware. The suit is a purported class action brought on behalf of the stockholders of Envivio against Envivio, the Envivio Board, LM Ericsson Telephone Company, Parent and Purchaser. The suit alleges that: (i) the members of the Envivio Board breached their fiduciary duties to Envivio's stockholders in connection with the Transactions; and (ii) Envivio, LM Ericsson Telephone Company and Parent aided and abetted such breaches of fiduciary duties. The suit seeks, among other things: (i) certification as a class action; (ii) an order enjoining the Transactions; (iii) rescission of the Transactions, or any terms thereof, to the extent already implemented or granting of rescissory damages; and (iv) an award of the costs and disbursements of the action, including reasonable attorneys' and experts' fees.

Vote Required to Approve the Merger

        The Envivio Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. If the Offer is consummated, Envivio does not anticipate seeking the approval of

Envivio's remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Envivio, Ericsson and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Envivio in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

        Envivio is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

  •
  the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

  •
  upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

  •
  the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

        Neither Ericsson nor Purchaser is, nor at any time for the past three years has been, an "interested stockholder" of Envivio as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Envivio Board has approved the Merger Agreement and the Transactions contemplated thereby, included the Offer and the Merger, as described in "Item 4. The Solicitation or Recommendation" above and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the Transactions.

Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders who do not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and the right to receive in cash the "fair value" of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Merger Consideration. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

        THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION/RECOMMENDATION STATEMENT AS ANNEX II. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A "STOCKHOLDER" ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

        Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

        Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

        FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

        Any Envivio stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        If a Envivio stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

  (i)
  within the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to Envivio at Envivio, Inc., 535 Mission Street, 27th Floor, San Francisco, California 94105 Attention: Julien Signès, a written demand for appraisal of the Shares held, which demand must reasonably inform Envivio of the identity of the stockholder and that the stockholder is demanding appraisal;

  (ii)
  not tender their Shares in the Offer; and

  (iii)
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Appraisal Procedures.

        The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex II hereto. Mere failure to execute and return a Letter of Transmittal to the Paying Agent, or failure to deliver share certificates to the Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to Envivio as described herein.

        As provided under Section 262, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder's appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder's name as it appears on the share certificate or certificates that represent such stockholder's Shares or in the book entry that represents such stockholder's Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

        A beneficial owner of Shares held in "street name" who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Envivio of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

        Within 120 days after the Effective Time, but not thereafter, the surviving corporation or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Envivio is under no obligation, and has no present intention, to file such a petition. Accordingly, any stockholder who wishes to perfect such stockholder's appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner's own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within ten days after a written request therefor has been received by the surviving corporation or (b) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner's own name, make such a request.

        If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by Envivio. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the surviving corporation and the petitioning stockholders in accordance with Section 262. As required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

        After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the "fair value" of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as, or less than the value of the Merger Consideration or the merger consideration payable in the Merger (which is equivalent to the Merger Consideration). In determining "fair value", the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." In a departure from common practice, the Delaware Court of Chancery held in Huff v. CKx (2015), that, based on the facts and circumstances of that case, the merger price was the best indicator of the fair value of the CKx dissenting shares (the ruling was subsequently affirmed by the Delaware Supreme Court in a ruling issued without an opinion).

        The costs of the appraisal proceeding (which do not include attorneys' fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

        From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

        If any stockholder who demands appraisal of such stockholder's Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder's right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the letter of transmittal to be distributed to them and accompanying instructions in order to receive payment of the Merger Consideration.

        At any time within 60 calendar days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the surviving corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 calendar days of the Effective Time.

        FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results of Envivio, please see Envivio's Annual Report on Form 10-K for the year ended January 31, 2015 and its Quarterly Reports on Form 10-Q for the quarterly periods ended April 31, 2015 and July 31, 2015.

Golden Parachute Compensation

        Pursuant to Item 402(t) of Regulation S-K, Envivio is required to provide information about compensation for each of Envivio's named executive officers that is based on or otherwise relates to the Transactions. Envivio's compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules.

        The table below assumes that the closing of the Offer and the Merger both occur on September 18, 2015, and the employment of each executive officer of Envivio ceases as a result of involuntary termination without cause due to a change of control on such date. The terms and conditions related to compensation that is based on or otherwise related to the Transactions are described in "Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between Envivio and its Executive Officers, Directors and Affiliates—Severance and Change of Control Arrangements" and are incorporated herein by reference. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this Schedule 14D-9. As a result, the golden parachute compensation, if any, to be received by Envivio executive officers may materially differ from the amounts set forth below. The equity benefits in the table below are calculated based on equity holdings as of September 18, 2015.

Name	Cash ($)(1)	Equity ($)(2)	Other ($)(3)	Total ($)
Julien Signès	799,425	859,042	51,789	1,710,256
Erik Miller	297,859	530,841	27,422	856,122
Anne Lynch	275,738	379,767	22,937	678,442

(1)
Represents base salary and target annual bonus cash severance payments for each named executive officer under the Change of Control Severance Agreements, which agreements and payments are described more fully in "Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between Envivio and its Executive Officers, Directors and Affiliates—Change of Control Severance Arrangements." All such amounts are "double trigger" (that is, it requires both a change of control and a termination of the executive's employment by Envivio without "cause" or by the executive for "good reason," as contemplated by the Change of Control Severance Agreements).

(2)
Represents the value of the unvested equity awards that will fully accelerate upon a "double trigger" under each named executive officer's severance agreement, including a value of the unvested equity awards that will fully accelerate upon a "single trigger" under such agreements of $588,422 for Mr. Signès, $132,710 for Mr. Miller and $94,942 for Ms. Lynch.

(3)
Represents the aggregate amount of all premiums payable for the continuing of the executive officer's health benefits for the applicable severance period, based on the amounts of such premiums at September 18, 2015. These amounts also assume that the premiums payable for continuation of the executive officer's health and welfare benefits remain unchanged from their levels in effect on the date of this Schedule 14D-9. All such amounts are "double trigger."

Forward-Looking Statements

        Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to Envivio's business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements." These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as "believes," "plans," "anticipates," "projects," "estimates," "expects," "intends," "strategy," "future," "opportunity," "may," "will," "should," "could," "potential,"

or similar expressions. Such forward-looking statements include the ability of Envivio, Ericsson and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties' ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of Envivio's stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including the effects of disruption from the Transactions on Envivio's business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of Envivio, including those set forth in Envivio's filings with the SEC, especially in "Item 1A. Risk Factors" of Envivio's Quarterly Report on Form 10-Q for the quarter ended July 31, 2015 filed with the SEC on September 11, 2015 and in other periodic reports and filings with the SEC from time to time. The reader is cautioned not to unduly rely on these forward-looking statements. Envivio expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

ITEM 9.    EXHIBITS

Exhibit No.		Description
(a)(1)(A)		Offer to Purchase, dated September 28, 2015 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(B)		Letter of Transmittal (including Internal Revenue Service Form W-9 and instructions for completing the form) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)		Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)		Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)		Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)		Summary Newspaper Advertisement, dated September 28, 2015 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(A)		Press release issued by Envivio, Inc. dated September 10, 2015 (incorporated by reference to Exhibit 99.2 to Envivio's Current Report on Form 8-K filed with the SEC on September 10, 2015).

(a)(5)(B)		Summary Advertisement as published on September 28, 2015 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(6)	*	Opinion of Evercore Group L.L.C. dated September 10, 2015 (included as Annex I to this Schedule 14D-9)

(e)(1)		Agreement and Plan of Merger by and between Envivio, Inc., Ericsson Inc. and Cindy Acquisition Corp. dated September 10, 2015 (incorporated by reference to Exhibit 2.1 to Envivio's Current Report on Form 8-K filed with the SEC on September 10, 2015).

(e)(2)		Tender and Support Agreement by and between Ericsson Inc. and Cindy Acquisition Corp. and certain shareholders of Envivio, Inc. dated September 10, 2015 (incorporated by reference to Exhibit 99.1 to Envivio's Current Report on Form 8-K filed with the SEC on September 10, 2015).

(e)(3)		Confidentiality Agreement dated March 1, 2015 between Telefonaktiebolaget LM Ericsson (publ) and Envivio, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)		Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1(b) to Envivio's Registration Statement on Form S-1 filed with the SEC on June 3, 2011).

(e)(5)		Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2(b) to Envivio's Registration Statement on Form S-1 filed with the SEC on June 3, 2011).

(e)(6)(A)		Change of Control Severance Agreement between Envivio, Inc. and Julien Signès (incorporated by reference to Exhibit 10.10 to Envivio's Registration Statement on Form S-1 filed with the SEC on May 17, 2011).

(e)(6)(B)		Change of Control Severance Agreement between Envivio, Inc. and Erik E. Miller (incorporated by reference to Exhibit 10.12 to Envivio's Registration Statement on Form S-1 filed with the SEC on May 17, 2011).

Exhibit No.	Description
(e)(6)(C)	Change of Control Serverance Agreement between Envivio, Inc. and Anne Lynch (incorporated by reference to Exhibit 10.12 to Envivio's Registration Statement on Form S-1 filed with the SEC on May 17, 2011).

(e)(7)	Envivio, Inc. 2012 Stock Incentive Plan, as amended and form of agreements thereunder (incorporated by reference to Exhibit 10.4 to Envivio's Registration Statement on Form S-1 filed with the SEC on April 11, 2012).

(e)(8)	Amended and Restated 2010 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.3 to Envivio's Registration Statement on Form S-1 filed with the SEC on May 17, 2011).

(e)(9)	2000 Stock Option Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.2 to Envivio's Registration Statement on Form S-1 filed with the SEC on April 15, 2011).

(e)(10)	Form of Indemnification Agreement between Envivio, Inc. and its directors and executive officers (incorporated by reference to Exhibit 10.01 to Envivio's Registration Statement on Form S-1 filed with the SEC on April 15, 2011).

*
Filed herewith.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2015	Envivio Networks, Inc.
	By:	/s/ JULIEN SIGNÈS Julien Signès Chief Executive Officer

 Annex I

September 10, 2015

The Board of Directors of
Envivio, Inc.
535 Mission Street, 27th Floor
San Francisco, CA 94105

Members of the Board of Directors:

        We understand that Envivio, Inc., a Delaware corporation (the "Company"), proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), with Cindy Acquisition Corp., a Delaware corporation ("Purchaser"), and Ericsson Inc., a Delaware corporation ("Parent"). Pursuant to the Merger Agreement, Purchaser will commence a tender offer (the "Offer") to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, of the Company (the "Company Common Stock") for $4.10 per share in cash, without interest (the "Consideration"), and upon consummation of the Offer, the Purchaser will be merged (the "Merger") with and into the Company and each outstanding share of the Company Common Stock, other than shares owned by Purchaser or the Company and Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Consideration. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

        The Board of Directors has asked us whether, in our opinion, the Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock entitled to receive such Consideration.

        In connection with rendering our opinion, we have, among other things:

    (i)
    reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts' estimates;

    (ii)
    reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to us by management of the Company;

    (iii)
    reviewed certain non-public projected financial data relating to the Company under alternative business assumptions prepared and furnished to us by management of the Company;

    (iv)
    reviewed certain non-public historical and projected operating data relating to the Company prepared and furnished to us by management of the Company;

    (v)
    discussed the past and current operations, financial projections and current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections);

EVERCORE PARTNERS    55 EAST 52ND STREET    NEW YORK, NY 10055    TEL: 212.857.3100    FAX: 212.857.3101

Letter to The Board of Directors of Envivio, Inc.
September 10, 2015

    (vi)
    reviewed the reported prices and the historical trading activity of the Company Common Stock;

    (vii)
    compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

    (viii)
    compared the financial performance of the Company and the valuation multiples relating to the Merger with those of certain other transactions that we deemed relevant;

    (ix)
    reviewed the Merger Agreement;

    (x)
    performed such other analyses and examinations and considered such other factors that we deemed appropriate.

        For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company under the alternative business assumptions reflected therein. We express no view as to any projected financial data relating to the Company or the assumptions on which they are based.

        For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer and the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Offer and the Merger or materially reduce the benefits to the holders of the Company Common Stock of the Offer and the Merger.

        We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

        We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock, from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees

Letter to The Board of Directors of Envivio, Inc.
September 10, 2015

of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Offer and the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Offer and the Merger. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Offer and the Merger, including as to whether any holder of shares of Company Common Stock should tender in the Offer, or how any holder of shares of Company Common Stock should vote in respect of the Merger or otherwise act in respect of the Offer or the Merger. We express no opinion herein as to the price at which shares of the Company will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

        We will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Offer and the Merger are consummated. Prior to this engagement, we, Evercore Group L.L.C., and its affiliates provided financial advisory services to the Company and had received fees for the rendering of these services including the reimbursement of expenses. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have served as financial advisor to Parent and its affiliates in connection with the sale of Applied Communication Sciences, Inc. and in connection with the acquisition of Apcera, Inc., and in connection with other proposed strategic transactions, pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates. We may provide financial or other services to Purchaser or Parent or their respective affiliates in the future and in connection with any such services we may receive compensation.

        In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Purchaser, Parent and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

        This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors in connection with their evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of the shares of Company Common Stock entitled to receive such Consideration.

Very truly yours,
EVERCORE GROUP L.L.C.
By:	/s/ NAVEEN NATARAJ Naveen Nataraj Senior Managing Director

 ANNEX II

Section 262 of the General Corporation Law of the State of Delaware.

§ 262 Appraisal Rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b) (3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the purchaser immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

QuickLinks

  ITEM 1. SUBJECT COMPANY INFORMATION
  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 4. THE SOLICITATION OR RECOMMENDATION
  ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 8. ADDITIONAL INFORMATION
  ITEM 9. EXHIBITS
  Annex I
  ANNEX II
Section 262 of the General Corporation Law of the State of Delaware.